Exhibit 99.2

Financial Report for the Three and Nine Months Ended September 30, 2017

Management’s Discussion and Analysis of Financial Condition and Results of Operation

The following is a discussion of our financial condition and results of operations for the three- and nine-month periods ended September 30, 2017 and September 30, 2016. References to “GasLog Partners”, “we”, “our”, “us” and “the Partnership” or similar terms refer to GasLog Partners LP and its subsidiaries. You should read this section in conjunction with our unaudited condensed consolidated financial statements and related notes included elsewhere in this report. For additional information relating to our management’s discussion and analysis of financial condition and results of operations, please see our Current Report on Form 6-K filed with the United States Securities Exchange Commission (the “SEC”) on September 29, 2017. This discussion includes forward-looking statements which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements. See also discussion in the section entitled “Forward-Looking Statements” below.

Forward-Looking Statements

All statements in this report that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that the Partnership expects, projects, believes or anticipates will or may occur in the future, particularly in relation to our operations, cash flows, financial position, liquidity and cash available for dividends or distributions, plans, strategies, business prospects and changes and trends in our business and the markets in which we operate. We caution that these forward-looking statements represent our estimates and assumptions only as of the date of this report, about factors that are beyond our ability to control or predict, and are not intended to give any assurance as to future results. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

Factors that might cause future results and outcomes to differ include, but are not limited to, the following:

•                  general liquefied natural gas (“LNG”) shipping market conditions and trends, including spot and long-term charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping, technological advancements and opportunities for the profitable operations of LNG carriers;

•                  continued low prices for crude oil and petroleum products and volatility in gas prices;

•                  our ability to leverage GasLog Ltd. (“GasLog”)’s relationships and reputation in the shipping industry;

•                  our ability to enter into time charters with new and existing customers;

•                  changes in the ownership of our charterers;

•                  our customers’ performance of their obligations under our time charters and other contracts;

•                  our future operating performance, financial condition, liquidity and cash available for dividends and distributions;

•                  our ability to purchase vessels from GasLog in the future;

•                  our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, funding by GasLog of the revolving credit facility with GasLog entered into on April 3, 2017 and our ability to meet our restrictive covenants and other obligations under our credit facilities;

•                  future, pending or recent acquisitions of ships or other assets, business strategy, areas of possible expansion and expected capital spending or operating expenses;

•                  our expectations about the time that it may take to construct and deliver newbuildings and the useful lives of our ships;

•                  number of off-hire days, dry-docking requirements and insurance costs;

•                  fluctuations in currencies and interest rates;

•                  our ability to maintain long-term relationships with major energy companies;

•                  our ability to maximize the use of our ships, including the re-employment or disposal of ships no longer under time charter commitments, including the risk that our vessels may no longer have the latest technology at such time;

•                  environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities;

•                  the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, requirements imposed by classification societies and standards imposed by our charterers applicable to our business;

•                  risks inherent in ship operation, including the discharge of pollutants;

•                  GasLog’s ability to retain key employees and provide services to us, and the availability of skilled labor, ship crews and management;

•                  potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•                  potential liability from future litigation;

•                  our business strategy and other plans and objectives for future operations;

•                  any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity breach; and

•                  other risks and uncertainties described in the Partnership’s Annual Report on Form 20-F filed with the SEC on February 13, 2017, available at http://www.sec.gov.

We undertake no obligation to update or revise any forward-looking statements contained in this report, whether as a result of new information, future events, a change in our views or expectations or otherwise. New factors emerge from time to time, and it is not possible for us to predict all of these factors.

Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

The declaration and payment of distributions are at all times subject to the discretion of our board of directors and will depend on, amongst other things, the risks and uncertainties described above, restrictions in our credit facilities, the provisions of Marshall Islands law and such other factors as our board of directors may deem relevant.

Cash Distribution

On October 25, 2017, the board of directors of GasLog Partners approved and declared a quarterly cash distribution of $0.5175 per common unit for the quarter ended September 30, 2017. The cash distribution is payable on November 10, 2017 to all unitholders of record as of November 6, 2017. The aggregate amount of the declared distribution will be $22.3 million based on the number of units issued and outstanding as of September 30, 2017.

Recent Developments

On July 3, 2017, GasLog Partners acquired 100% of the shares in the entity that owns and charters the GasLog Geneva from GasLog. The GasLog Geneva is a 174,000 cubic meter (“cbm”) tri-fuel diesel electric (“TFDE”) LNG carrier built in 2016 which is chartered to Royal Dutch Shell plc (“Shell”) through September 2023. The aggregate purchase price for the acquisition was $211.0 million which included $1.0 million for positive net working capital balances transferred with the vessel.

On September 19, 2017, GasLog Partners entered into an agreement to acquire from GasLog 100% of the shares in the entity that owns and charters the Solaris. The Solaris is a 155,000 cbm TFDE LNG carrier built in 2014 which is chartered to Shell through June 2021. The aggregate purchase price for the acquisition was $185.9 million, which included $1.0 million for positive net working capital balances transferred with the vessel. The acquisition closed on October 20, 2017.

On May 16, 2017, GasLog Partners commenced an “at-the-market” common equity offering programme (“ATM Programme”) under which the Partnership may, from time to time, raise equity through the issuance and sale of new common units having an aggregate offering price of up to $100.0 million in accordance with the terms of an equity distribution agreement (the “Equity Distribution Agreement”) entered into on the same date. Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. LLC have agreed to act as sales agents.

From establishment of the ATM Programme through September 30, 2017, GasLog Partners had issued and received payment for 2,351,885 units at a weighted average price of $22.91 per common unit for total gross proceeds of $53.9 million and net proceeds of $52.7 million, after broker commissions of $0.7 million and other expenses of $0.4 million. In connection with the issuance of common units under the ATM Programme during this period, the Partnership also issued 47,998 general partner units to its general partner in order for GasLog to retain its 2.0% general partner interest. The net proceeds from the issuance of the general partner units were $1.1 million.

During the quarter ended September 30, 2017, GasLog Partners had issued and received payment for 1,941,008 common units at a weighted average price of $22.96 per common unit for total gross proceeds of $44.6 million and net proceeds of $43.9 million, after broker commissions of $0.6 million and other expenses of $0.1 million. In connection with the issuance of common units under the ATM Programme during this period, the Partnership also issued 39,613 general partner units to its general partner in order for GasLog to retain its 2.0% general partner interest and received net proceeds $0.9 million.

In the period from October 1, 2017 and up to October 3, 2017, GasLog Partners issued and received payment for an additional 130,220 common units at a weighted average price of $23.26 per unit for gross proceeds of $3.03 million and net proceeds of $2.99 million, after broker commissions of $0.04 million. The issuance of these units fulfilled contractual commitments entered into on or before September 30, 2017. In connection with the issuance of common units during this subsequent period, the Partnership also issued 2,658 general partner units to its general partner in order for GasLog to retain its 2.0% general partner interest, the net proceeds of which were $0.1 million.

As of September 30, 2017, GasLog holds a 26.1% interest in the Partnership (including 2% through general partner units). As a result of its 100% ownership of the general partner, and the fact that the general partner elects the majority of the Partnership’s directors in accordance with the Partnership Agreement, GasLog has the ability to control the Partnership’s affairs and policies.

Overview

We are a growth-oriented limited partnership focused on owning, operating and acquiring LNG carriers engaged in LNG transportation under long-term charters, which we define as charters with an initial duration of five full years or more.

As of September 30, 2017, our fleet consisted of eleven LNG carriers, including six vessels with modern TFDE propulsion and five modern steam propulsion vessels (“Steam”) that operate under long-term charters with wholly owned subsidiaries of Shell. On October 20, 2017, our fleet increased to twelve LNG carriers upon completion of the acquisition of the Solaris, a 155,000 cbm TFDE LNG carrier built in 2014. We also have options and other rights under which we may acquire additional LNG carriers from GasLog, as described below. We believe that such options and rights provide us with significant built-in growth opportunities. We may also acquire vessels from shipyards or other owners.

We operate our vessels under multi-year charters with fixed-fee contracts that generate predictable cash flows during the life of these charters. We intend to grow our fleet through further acquisitions of LNG carriers from GasLog and third parties. However, we cannot assure you that we will make any particular acquisition or that as a consequence we will successfully grow our distributions per common unit. Among other things, our ability to acquire additional LNG carriers will be dependent upon our ability to raise additional equity and debt financing.

Our Fleet

Owned Fleet

Our fleet currently consists of the following vessels:

LNG Carrier	Year Built	Cargo Capacity (cbm)	Charterer	Propulsion	Charter Expiration	Optional Period
GasLog Shanghai	2013	155,000	Shell	TFDE	May 2018	—
GasLog Santiago	2013	155,000	Shell	TFDE	July 2018	—
GasLog Sydney	2013	155,000	Shell	TFDE	September 2018	—
GasLog Seattle	2013	155,000	Shell	TFDE	December 2020	2025–2030 (1)
Solaris (2)	2014	155,000	Shell	TFDE	June 2021	2026–2031 (1)
GasLog Greece	2016	174,000	Shell	TFDE	March 2026	2031 (3)
GasLog Geneva	2016	174,000	Shell	TFDE	September 2023	2028–2031 (4)
Methane Rita Andrea	2006	145,000	Shell	Steam	April 2020	2023–2025 (5)
Methane Jane Elizabeth	2006	145,000	Shell	Steam	October 2019	—
Methane Alison Victoria	2007	145,000	Shell	Steam	December 2019	2022–2024 (6)
Methane Shirley Elisabeth	2007	145,000	Shell	Steam	June 2020	2023–2025 (6)
Methane Heather Sally	2007	145,000	Shell	Steam	December 2020	2023–2025 (6)

(1)   Charterer may extend the term of these time charters for a period ranging from five to ten years, and the charters require that the charterer provide us with advance notice of its exercise of any extension option. The period shown reflects the expiration of the minimum optional period and the maximum optional period.

(2)        On October 20, 2017, GasLog Partners acquired from GasLog 100% of the shares in the entity that owns and charters the Solaris.

(3)        Charterer may extend the term of the time charter for a period of five years, provided that the charterer provides us with advance notice of declaration.

(4)   Charterer may extend the term of the time charter by two additional periods of five and three years, respectively, provided that the charterer provides us with advance notice of declaration. The period shown reflects the expiration of the minimum optional period and the maximum optional period.

(5)        Charterer may extend this charter for one extension period of three or five years, and the charter requires that the charterer provide us with advance notice of its exercise of any extension option. The period shown reflects the expiration of the minimum optional period and the maximum optional period.

(6)        Charterer may extend the term of two of the related charters for one extension period of three or five years, and each charter requires that the charterer provide us with advance notice of its exercise of any extension option. The period shown reflects the expiration of the minimum optional period and the maximum optional period.

Charter Expirations

In April 2015, the charter expirations for the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney were amended. The initial terms of the time charters for the GasLog Shanghai and the GasLog Santiago were each extended by four months to May 2018 and July 2018, respectively, whilst the initial term for the GasLog Sydney was shortened by eight months to September 2018. The options to extend the initial terms have not been exercised and as such the Gaslog Shanghai, the GasLog Santiago and the GasLog Sydney are due to come off charter in May 2018, July 2018 and September 2018, respectively, each plus or minus 30 days. In October 2017, the charterer of the Methane Jane Elizabeth notified us of its intention not to exercise the charter extension option. As such, the Methane Jane Elizabeth is due to come off charter in October 2019. GasLog Partners continues to pursue opportunities for new multi-year charters with third parties for the vessels and, on an interim basis, may consider trading the vessels in the spot market, pursuing the most advantageous redeployment depending on evolving market conditions. It should be noted, that for the GasLog Sydney, GasLog Partners has the option to enter into a bareboat charter or time charter arrangement with GasLog designed to guarantee the total cash available for distribution from the vessel for one year, such option being agreed to at the time the amendments to the initial charter terms, referenced above, were accepted.

Additional Vessels

Existing Vessel Interests Purchase Options

We currently have the option to purchase from GasLog: (i) the GasLog Glasgow and the GasLog Gibraltar within 36 months after GasLog notifies our board of directors of their acceptance by their charterers and (ii) as provided for under the addendum to the omnibus agreement dated April 21, 2015 among GasLog, GasLog Partners, our general partner and GasLog Partners Holdings, the Methane Becki Anne and the Methane Julia Louise (which is subject to a multi-year charter to Methane Services Limited, or “MSL”), within 36 months after the completion of their acquisition by GasLog on March 31, 2015. In each case, our option to purchase is at fair market value as determined pursuant to the omnibus agreement.

LNG Carrier	Year Built	Cargo Capacity (cbm)	Charterer	Propulsion	Charter Expiration(1)
GasLog Glasgow	2016	174,000	Shell	TFDE	June 2026
GasLog Gibraltar	2016	174,000	Shell	TFDE	October 2023
Methane Becki Anne	2010	170,000	Shell	TFDE	March 2024
Methane Julia Louise (2)	2010	170,000	Shell	TFDE	March 2026

(1)        Indicates the expiration of the initial fixed term.

(2)        On February 24, 2016, GasLog’s subsidiary, GAS-twenty six Ltd., completed the sale and leaseback of the Methane Julia Louise with Lepta Shipping Co., Ltd. (“Lepta Shipping”), a subsidiary of Mitsui Co., Ltd. Lepta Shipping has the right to on-sell and lease back the vessel. The vessel was sold to Lepta Shipping for a total consideration approximately equivalent to its then current book value. GasLog has leased back the vessel under a bareboat charter from Lepta Shipping for a period of up to 20 years. GasLog has the option to re-purchase the vessel on pre-agreed terms no earlier than the end of year ten and no later than the end of year 17 of the bareboat charter. The vessel remains on its eleven year charter with MSL.

Five-Year Vessel Business Opportunities

GasLog has agreed, and has caused its controlled affiliates (other than us, our general partner and our subsidiaries) to agree, not to acquire, own, operate or charter any LNG carrier with a cargo capacity greater than 75,000 cbm engaged in oceangoing LNG transportation under a charter for five full years or more without, within 30 calendar days after the consummation of the acquisition or the commencement of the operations or charter of such a vessel, notifying us and offering us the opportunity to purchase such vessel at fair market value. We refer to these vessels, together with any related charters, as “Five-Year Vessels”. The five newbuildings listed below will each qualify as a Five-Year Vessel upon commencement of their respective charters, and GasLog will be required to offer to us an opportunity to purchase each vessel at fair market value within 30 days of the commencement of its charter. Generally, we must exercise this right of first offer within 30 days following the notice from GasLog that the vessel has been acquired or has become a Five-Year Vessel.

LNG Carrier	Year Built(1)	Cargo Capacity (cbm)	Charterer	Propulsion(4)	Estimated Charter Expiration(5)
Hull No. 2130	Q1 2018	174,000	Shell	LP-2S	2027
Hull No. 2800	Q1 2018	174,000	Shell	LP-2S	2028
Hull No. 2801	Q1 2018	174,000	Total(2)	LP-2S	2025
Hull No. 2131	Q1 2019	174,000	Shell	LP-2S	2029
Hull No. 2212	Q2 2019	180,000	Centrica (3)	LP-2S	2026

(1)        Expected delivery quarters are presented.

(2)   The vessel is chartered to Total Gas & Power Chartering Limited (“Total”).

(3) The vessel is chartered to Pioneer Shipping Limited, a wholly owned subsidiary of Centrica plc (“Centrica”).

(4)   References to “LP-2S” refer to low pressure dual-fuel two-stroke engine propulsion.

(5)        Charter expiration to be determined based upon actual date of delivery.

Results of Operations

Our results set forth below are derived from the unaudited condensed consolidated financial statements of the Partnership. The transfers of the GasLog Seattle, the GasLog Greece and the GasLog Geneva from GasLog to the Partnership on November 1, 2016, May 3, 2017 and July 3, 2017, respectively, were accounted for as reorganizations of entities under common control under IFRS. The unaudited condensed consolidated financial statements include the accounts of the Partnership and its subsidiaries assuming that they are consolidated from the dates of their incorporation by GasLog as they were under the common control of GasLog. Our results set forth below do not include results attributable to the Solaris because the Partnership’s acquisition of the entity that owns and charters the Solaris closed on October 20, 2017.

The Partnership’s historical results were retroactively restated to reflect the historical results of these acquired entities during the periods they were owned by GasLog.

Three-month period ended September 30, 2016 compared to the three-month period ended September 30, 2017

	IFRS Reported Common Control Results
(in thousands of U.S. dollars)	2016	2017	Change

Statement of profit or loss
Revenues	66,033	73,439	7,406
Vessel operating costs	(13,536)	(15,066)	(1,530)
Voyage expenses and commissions	(849)	(921)	(72)
Depreciation	(14,076)	(15,611)	(1,535)
General and administrative expenses	(3,130)	(3,787)	(657)
Profit from operations	34,442	38,054	3,612
Financial costs	(12,249)	(12,319)	(70)
Financial income	89	311	222
Loss on interest rate swaps	(2,244)	(672)	1,572
Profit for the period	20,038	25,374	5,336
Profit attributable to Partnership’s operations	18,869	25,299	6,430

For the three-month period ended September 30, 2016, we had an average of 10.0 vessels operating in our owned fleet having 920 operating days, while during the three-month period ended September 30, 2017, we had an average of 11.0 vessels operating in our owned fleet having 1,012 operating days.

Revenues: Revenues increased by $7.4 million, or 11.2%, from $66.0 million for the three-month period ended September 30, 2016, to $73.4 million for the same period in 2017. The increase in revenues is almost entirely attributable to an increase of $7.4 million pursuant to the delivery of the GasLog Geneva on September 30, 2016. The average daily hire rate increased from $71,776 for the three-month period ended September 30, 2016 to $72,568 for the three-month period ended September 30, 2017.

Vessel Operating Costs: Vessel operating costs increased by $1.6 million, or 11.9%, from $13.5 million for the three-month period ended September 30, 2016, to $15.1 million for the same period in 2017. The increase is mainly attributable to an increase of $1.3 million in crew wages expenses and management fees, primarily attributable to the delivery of the GasLog Geneva on September 30, 2016. As a result, daily operating cost per vessel increased from $14,713 per day for the three-month period ended September 30, 2016 to $14,888 per day for the three-month period ended September 30, 2017.

Depreciation: Depreciation increased by $1.5 million, or 10.6%, from $14.1 million for the three-month period ended September 30, 2016 to $15.6 million for the same period in 2017. The increase is attributable to the increase in the average number of vessels pursuant to the delivery of the GasLog Geneva on September 30, 2016.

General and Administrative Expenses: General and administrative expenses increased by $0.7 million, or 22.6%, from $3.1 million for the three-month period ended September 30, 2016, to $3.8 million for the same period in 2017. The increase is mainly attributable to an increase in administrative expenses of $0.6 million for services provided under the administrative services agreement with GasLog related to the GasLog Seattle acquired from GasLog in November 2016, the GasLog Greece acquired from GasLog in May 2017 and the GasLog Geneva acquired from GasLog in July 2017.

Financial Costs: Financial costs increased marginally by $0.1 million, or 0.8%, from $12.2 million for the three-month period ended September 30, 2016 to $12.3 million for the same period in 2017. The increase is mainly attributable to an increase of $2.4 million in interest expense on loans, partially offset by a decrease in amortization of loan fees of $2.2 million, mainly driven by a write-off of $2.4 million of unamortized loan fees associated with the GasLog Seattle credit facility that was refinanced in July 2016. During the three-month period ended September 30, 2016, we had an average of $1,010.5 million of outstanding indebtedness with a weighted average interest rate of 3.2%, compared to an average of $1,080.9 million of outstanding indebtedness with a weighted average interest rate of 3.9% during the three-month period ended September 30, 2017.

Loss on Interest Rate Swaps: Loss on interest rate swaps decreased by $1.5 million, or 68.2%, from $2.2 million for the three-month period ended September 30, 2016 to $0.7 million for the same period in 2017. The decrease is attributable to a decrease of $2.2 million in recycled loss that was reclassified from equity to the statement of profit or loss related to the interest rate swaps terminated in July 2016, partially offset by an increase in realized loss from interest rate swaps held for trading of $0.4 million and an increase in loss of $0.3 million from mark-to-market valuation of our interest rate swaps carried at fair value through profit or loss.

Profit for the Period: Profit for the period increased by $5.4 million, or 27.0%, from $20.0 million for the three-month period ended September 30, 2016 to $25.4 million for the same period in 2017, as a result of the aforementioned factors.

Profit attributable to the Partnership: Profit attributable to the Partnership increased by $6.4 million, or 33.9%, from $18.9 million for the three-month period ended September 30, 2016 to $25.3 million for the three-month period ended September 30, 2017. The increase is mainly attributable to the profit from operations of the GasLog Seattle, the GasLog Greece and the GasLog Geneva, acquired by the Partnership on November 1, 2016, May 3, 2017 and July 3, 2017, respectively, which was partially offset by the interest expense with respect to the aggregate outstanding debt of the respective vessels.

Specifically, the profit attributable to the Partnership was affected by (a) an increase in revenues of $21.8 million contributed by the GasLog Seattle, the GasLog Greece and the GasLog Geneva, (b) an increase in operating expenses attributable to the Partnership of $4.2 million mainly attributable to the operating expenses of the acquired vessels and (c) an increase in depreciation expense attributable to the Partnership of $4.5 million, resulting primarily from the acquisition of the aforementioned vessels.

In addition, the profit attributable to the Partnership was further affected by (a) an increase in general and administrative expenses attributable to the Partnership of $1.0 million, from $2.8 million for the three-month period ended September 30, 2016, to $3.8 million for the three-month period ended September 30, 2017, which is primarily attributable to an increase in administrative fees and share-based compensation, (b) an increase in financial costs attributable to the Partnership of $5.0 million, from $7.3 million for the three-month period ended September 30, 2016, to $12.3 million for the three-month period ended September 30, 2017, due to increased interest expense of $4.1 million with respect to the aggregate outstanding debt of the GasLog Seattle, the GasLog Greece and the GasLog Geneva after their respective dropdowns to the Partnership, and a further increase of $0.9 million attributable to the credit facility with GasLog and (c) an increase in loss on interest rate swaps attributable to the Partnership of $0.7 million, pursuant to the interest rate swap agreements entered into with GasLog in November 2016 and July 2017.

The above discussion of revenues, operating expenses, depreciation expense, general and administrative expenses and net financial costs attributable to the Partnership for the three-month period ended September 30, 2016, are non-GAAP measures that exclude amounts related to vessels currently owned by the Partnership for the periods prior to their respective transfer to GasLog Partners from GasLog. For a reconciliation of the results attributable to the Partnership to the most directly comparable IFRS reported results, refer to Appendix A included elsewhere in this report.

Nine-month period ended September 30, 2016 compared to the nine-month period ended September 30, 2017

	IFRS Reported Common Control Results
(in thousands of U.S. dollars)	2016	2017	Change

Statement of profit or loss
Revenues	186,387	217,923	31,536
Vessel operating costs	(39,425)	(43,568)	(4,143)
Voyage expenses and commissions	(2,630)	(2,733)	(103)
Depreciation	(40,516)	(46,327)	(5,811)
General and administrative expenses	(9,227)	(10,470)	(1,243)
Profit from operations	94,589	114,825	20,236
Financial costs	(30,162)	(36,098)	(5,936)
Financial income	131	669	538
Loss on interest rate swaps	(6,136)	(2,985)	3,151
Profit for the period	58,422	76,411	17,989
Profit attributable to Partnership’s operations	52,443	65,679	13,236

For the nine-month period ended September 30, 2016, we had an average of 9.7 vessels operating in our owned fleet having 2,606 operating days, while during the nine-month period ended September 30, 2017, we had an average of 11.0 vessels operating in our owned fleet having 3,003 operating days.

Revenues: Revenues increased by $31.5 million, or 16.9%, from $186.4 million for the nine-month period ended September 30, 2016, to $217.9 million for the same period in 2017. The increase in revenues is mainly attributable to an increase of $29.5 million pursuant to the deliveries of the GasLog Greece on March 29, 2016 and the GasLog Geneva on September 30, 2016, an increase of $2.8 million due to off-hire days for scheduled dry-dockings in the nine months ended September 30, 2016, partially offset by a decrease of $0.7 million due to decreased calendar days in the nine months ended September 30, 2017 as compared to the same period in 2016. The average daily hire rate increased from $71,522 for the nine-month period ended September 30, 2016 to $72,568 for the nine-month period ended September 30, 2017.

Vessel Operating Costs: Vessel operating costs increased by $4.2 million, or 10.7%, from $39.4 million for the nine-month period ended September 30, 2016, to $43.6 million for the same period in 2017. The increase was mainly attributable to an increase of $4.1 million in crew wages expenses and management fees, primarily attributable to the deliveries of the GasLog Greece on March 29, 2016 and the GasLog Geneva on September 30, 2016. Daily operating cost per vessel decreased from $14,872 per day for the nine-month period ended September 30, 2016 to $14,508 per day for the nine-month period ended September 30, 2017.

Depreciation: Depreciation increased by $5.8 million, or 14.3%, from $40.5 million for the nine-month period ended September 30, 2016 to $46.3 million for the same period in 2017. The increase is attributable to the increase in the average number of vessels pursuant to the delivery of the GasLog Greece on March 29, 2016 and the GasLog Geneva on September 30, 2016.

General and Administrative Expenses: General and administrative expenses increased by $1.3 million, or 14.1%, from $9.2 million for the nine-month period ended September 30, 2016, to $10.5 million for the same period in 2017. The increase is mainly attributable to an increase in administrative expenses of $1.2 million for services provided under the administrative services agreement with GasLog related to the GasLog Seattle acquired from GasLog in November 2016, the GasLog Greece acquired from GasLog in May 2017 and the GasLog Geneva acquired from GasLog in July 2017.

Financial Costs: Financial costs increased by $5.9 million, or 19.5%, from $30.2 million for the nine-month period ended September 30, 2016 to $36.1 million for the same period in 2017. The increase is mainly attributable to an increase of $7.9 million in interest expense on loans, partially offset by a decrease in amortization of loan fees of $1.9 million, mainly driven by a write-off of $2.4 million of unamortized loan fees associated with the GasLog Seattle credit facility that was refinanced in July 2016. During the nine-month period ended September 30, 2016, we had an average of $972.8 million of outstanding indebtedness with a weighted average interest rate of 3.2%, compared to an average of $1,105.2 million of outstanding indebtedness with a weighted average interest rate of 3.7% during the nine-month period ended September 30, 2017.

Loss on Interest Rate Swaps: Loss on interest rate swaps decreased by $3.1 million, or 50.8%, from $6.1 million for nine-month period ended September 30, 2016 to $3.0 million for the same period in 2017. The decrease is attributable to a decrease of $2.5 million in recycled loss that was reclassified from equity to the statement of profit or loss related to the interest rate swaps terminated in July 2016 and a decrease in loss of $1.1 million from mark-to-market valuation of our interest rate swaps carried at fair value through profit or loss, partially offset by an increase in realized loss from interest rate swaps held for trading of $0.5 million.

Profit for the Period: Profit for the period increased by $18.0 million, or 30.8%, from $58.4 million for the nine-month period ended September 30, 2016 to $76.4 million for the same period in 2017, as a result of the aforementioned factors.

Profit attributable to the Partnership: Profit attributable to the Partnership increased by $13.3 million, or 25.4%, from $52.4 million for the nine-month period ended September 30, 2016 to $65.7 million for the nine-month period ended September 30, 2017.

The increase is mainly attributable to the profit from operations of the GasLog Seattle, the GasLog Greece and the GasLog Geneva, acquired by the Partnership on November 1, 2016, May 3, 2017 and July 3, 2017, respectively, which was partially offset by the interest expense with respect to the aggregate outstanding debt of the specified vessels as well as the loss on interest rate swaps for the nine months ended September 30, 2017.

Specifically, the profit attributable to the Partnership was mainly affected by (a) an increase in revenues of $40.2 million contributed by the GasLog Seattle, the GasLog Greece and the GasLog Geneva and a $2.2 million increase in revenues from the existing vessels (mainly attributable to the scheduled dry-dockings in the nine-month period ended September 30, 2016), (b) an increase in operating expenses attributable to the Partnership of $6.9 million (the operating expenses of the GasLog Seattle, the GasLog Greece and the GasLog Geneva in 2017 were partially offset by the decrease in operating expenses from the existing vessels of $0.7 million, mainly attributable to scheduled dry-dockings and planned repairs in 2016) and (c) an increase in depreciation expense attributable to the Partnership of $8.2 million, resulting from the acquisitions of the GasLog Seattle, the GasLog Greece and the GasLog Geneva.

In addition, the profit attributable to the Partnership was further affected by (a) an increase in general and administrative expenses attributable to the Partnership of $1.7 million, from $8.4 million for the nine-month period ended September 30, 2016, to $10.1 million for the nine-month period ended September 30, 2017, which is primarily attributable to an increase in administrative fees, (b) an increase in financial costs attributable to the Partnership of $9.6 million, from $21.8 million for the nine-month period ended September 30, 2016, to $31.4 million for the nine-month period ended September 30, 2017, mainly attributable to the interest expense of the aggregate outstanding debt of the GasLog Seattle, the GasLog Greece and the GasLog Geneva after their respective dropdowns to the Partnership, and to a further increase of $2.2 million mainly attributable to the credit facility with GasLog and (c) an increase in loss on interest rate swaps attributable to the Partnership of $3.0 million, pursuant to the interest rate swap agreements entered into with GasLog in November 2016 and July 2017.

The above discussion of revenues, operating expenses, depreciation expense, general and administrative expenses and net financial costs attributable to the Partnership for the nine-month period ended September 30, 2016, are non-GAAP measures that exclude amounts related to vessels currently owned by the Partnership for the periods prior to their respective transfer to GasLog Partners from GasLog. For a reconciliation of the results attributable to the Partnership to the most directly comparable IFRS reported results, refer to Appendix A included elsewhere in this report.

Liquidity and Capital Resources

We operate in a capital-intensive industry and we expect to finance the purchase of additional vessels and other capital expenditures through a combination of borrowings from commercial banks, cash generated from operations and debt and equity financings. In addition to paying distributions, our other liquidity requirements relate to servicing our debt, funding investments, funding working capital and maintaining cash reserves against fluctuations in operating cash flows. Our funding and treasury activities are intended to maximize investment returns while maintaining appropriate liquidity and complying with our financial covenants under our debt facilities.

As of September 30, 2017, we had $192.6 million of cash and cash equivalents, of which $78.0 million was held in current accounts and $114.6 million was held in time deposits.

As of September 30, 2017, we had an aggregate of $1,049.1 million of indebtedness outstanding under our credit facilities, of which $96.1 million is repayable within one year. In addition, we had unused availability under our revolving credit facilities of $42.9 million.

On April 3, 2017, the Partnership signed a deed of termination with respect to its revolving credit facility with GasLog. On the same date, the Partnership entered into a new unsecured five-year term loan of $45.0 million and a new five-year revolving credit facility of $30.0 million with GasLog (together, the “New Sponsor Credit Facility”). On April 5, 2017, an amount of $45.0 million under the term loan facility and an amount of $15.0 million under the revolving credit facility were drawn by the Partnership and were used on the same date to prepay $60.1 million of the outstanding debt of GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. under the junior tranche of the credit agreement that subsidiaries of the Partnership and GasLog entered into on February 18, 2016 (the “Five Vessel Refinancing”), which would have been originally due in April 2018. The outstanding amount of $15.0 million under the revolving credit facility was repaid by the Partnership on May 22, 2017.

On May 3, 2017, in connection with the acquisition of GAS-eleven Ltd., the entity that owns the GasLog Greece, the Partnership paid GasLog $66.6 million representing the difference between the $219.0 million aggregate purchase price and the $151.4 million of outstanding indebtedness of the acquired entity assumed by GasLog Partners less an adjustment of $1.0 million in order to maintain the agreed working capital position in the acquired entity of $1.0 million.

On July 3, 2017, in connection with the acquisition of GAS-thirteen Ltd., the entity that owns the GasLog Geneva, the Partnership paid GasLog $54.9 million representing the difference between the $211.0 million aggregate purchase price and the $155.0 million of outstanding indebtedness of the acquired entity assumed by GasLog Partners less an adjustment of $1.1 million in order to maintain the agreed working capital position in the acquired entity of $1.0 million.

On October 20, 2017, in connection with the acquisition of GAS-eight Ltd., the entity that owns the Solaris, the Partnership paid GasLog $70.6 million representing the difference between the $185.9 million aggregate purchase price and the $116.5 million of outstanding indebtedness of the acquired entity assumed by GasLog Partners less an adjustment of $1.2 million in order to maintain the agreed working capital position in the acquired entity of $1.0 million.

In connection with the acquisitions of GAS-eleven Ltd. on May 3, 2017 and GAS-thirteen Ltd. on July 3, 2017, the Partnership assumed $151.4 million and $155.0 million of outstanding indebtedness of the respective acquired entities under a debt financing agreement dated October 16, 2015 with 14 international banks, with Citibank N.A. London Branch and Nordea Bank AB, London Branch acting as agents on behalf of the other finance parties. The financing was partially backed by the Export Import Bank of Korea (“KEXIM”) and the Korea Trade Insurance Corporation (“K-Sure”), who were either directly lending or providing cover for over 60% of the facility.

The loan agreement with respect to the GasLog Greece provided for four tranches of $51.3 million, $25.6 million, $25.0 million and $61.1 million, while the loan agreement with respect to the GasLog Geneva provided for four tranches of $50.5 million, $25.3 million, $24.6 million and $60.3 million. Under the terms of the agreement, each drawing under the first three tranches would be repaid in 24 consecutive semi-annual equal installments commencing six months after the actual deliveries of the GasLog Greece and the GasLog Geneva according to a 12-year profile. Each drawing under the fourth tranche would be repaid in 20 consecutive semi-annual equal installments commencing six months after the actual deliveries of the relevant vessels according to a 20-year profile, with a balloon payment together with the final installment. On March 22, 2016, $163.0 million was drawn down to partially finance the delivery of the GasLog Greece and on September 26, 2016, $160.7 million was drawn down to partially finance the delivery of the GasLog Geneva. Amounts drawn under each applicable tranche bear interest at London Interbank Offered Rate (“LIBOR”) plus a margin.

Post quarter-end, in connection with the acquisition of GAS-eight Ltd. on October 20, 2017, the Partnership assumed $116.5 million of outstanding indebtedness of the acquired entity under a credit agreement dated July 19, 2016 with Nordea Bank AB, London Branch as agent and security agent. Citigroup Global Market Limited, Credit Suisse AG, Nordea Bank AB, London Branch, Skandinaviska Enskilda Banken AB (publ), HSBC Bank plc, ING Bank N.V., London Branch, Danmarks Skibskredit A/S and The Korea Development Bank are mandated lead arrangers to the transaction with DVB Bank America N.V. as arranger. On July 25, 2016, the available amount of $124.1 million under the term loan facility was drawn to refinance the aggregate existing indebtedness of GAS-eight Ltd., repayable in ten semi-annual installments of $3.8 million each and a balloon payment of $86.0 million due together with the last installment in July 2021. The amount available under the revolving credit facility of $13.1 million can be drawn at any time until December 31, 2020. Amounts drawn bear interest at LIBOR plus a margin.

The obligations under each of the aforementioned facilities are secured by a first priority mortgage over the respective vessel, a pledge of the share capital of the respective vessel owning company and a first priority assignment of earnings related to the respective vessel, including charter revenue, management revenue and any insurance and requisition compensation. Obligations under the facilities are guaranteed by GasLog, with the Partnership and its subsidiary GasLog Partners Holdings LLC guaranteeing up to the value of the commitments relating to the GasLog Greece, the GasLog Geneva and the Solaris. The facilities include customary restrictive covenants and, among other restrictions, the facilities include a fair market value covenant pursuant to which an event of default could occur under the relevant facility if the aggregate fair market values of the collateral vessels (without taking into account any charter arrangements) were to fall (i) below 115.0% of the aggregate outstanding principal balances for the first two years after each drawdown and below 120% at any time thereafter, with respect to the GAS-eleven Ltd. and GAS-thirteen Ltd. facility, and (ii) below 120.0% of the aggregate outstanding principal balance with respect to the GAS-eight Ltd. facility.

GasLog, as corporate guarantor for the aforementioned facilities, is also subject to specified financial covenants on a consolidated basis. The financial covenants include the following:

•                  net working capital (excluding the current portion of long-term debt) must be not less than $0;

•                  total indebtedness divided by total assets must not exceed 75.0%;

•                  the ratio of EBITDA over debt service obligations (including interest and debt repayments) on a trailing twelve months basis must be not less than 110.0%;

•                  the aggregate amount of all unencumbered cash and cash equivalents must be not less than the higher of 3.0% of total indebtedness or $50.0 million after the first drawdown;

•                  GasLog is permitted to pay dividends, provided that it holds unencumbered cash and cash equivalents equal to at least 4.0% of its total indebtedness subject to no event of default having occurred or occurring as a consequence of the payment of such dividends; and

•                  the market value adjusted net worth of GasLog must at all times be not less than $350.0 million.

Any failure by GasLog to comply with these financial covenants would permit the lenders under this credit facility to exercise remedies as secured creditors which, if such a default was to occur, could include foreclosing on the GasLog Greece, the GasLog Geneva and the Solaris.

The credit facilities also impose certain restrictions on GasLog, including restrictions that limit its ability to make any substantial change in the nature of its business or to engage in transactions that would constitute a change of control, as defined in the relevant credit facilities, without repaying all of its indebtedness in full, or to allow its largest shareholders to reduce their shareholding in GasLog below specified thresholds.

The Partnership has entered into four interest rate swap agreements with GasLog at a notional value of $470.0 million in aggregate, maturing between 2020 and 2022. As of September 30, 2017, the Partnership had hedged 44.1% of its floating interest rate exposure on its outstanding debt at a weighted average interest rate of approximately 1.8% (excluding margin).

The GasLog Shanghai is expected to carry out a scheduled dry-docking during the fourth quarter of 2017. Furthermore, the GasLog Santiago, the GasLog Sydney and the GasLog Seattle are expected to carry out scheduled dry-dockings during the first, second and fourth quarters of 2018, respectively. In addition to the normal cost of the scheduled dry-dockings for which provisions are made through our dry-docking reserves in our Distributable cash flow calculations, we plan to make certain investments in two of the vessels (with scheduled dry-dockings in 2018) with the aim of enhancing their operational performance at a total cost of approximately $28 million, which is expected to be capitalized as part of the respective vessel’s cost. Of the total cost of approximately $28 million, approximately $2 million has already been paid.  As a result of the additional work required, we expect the dry-dockings for these two vessels to last somewhat longer than would normally be the case. The additional time required for such work is expected to be around 10 days but this is yet to be finally verified.

Working Capital Position

As of September 30, 2017, our current assets totaled $199.9 million and current liabilities totaled $134.5 million, resulting in a positive working capital position of $65.4 million.

Taking into account generally expected market conditions, we anticipate that cash flow generated from operations will be sufficient to fund our operations, including our working capital requirements, and to make the required principal and interest payments on our indebtedness during the next twelve months.

Cash Flows

Nine-month period ended September 30, 2016 compared to the nine-month period ended September 30, 2017

The following table summarizes our net cash flows from operating, investing and financing activities for the periods indicated:

	Nine months ended
(in thousands of U.S. dollars)	September 30, 2016	September 30, 2017

Net cash provided by operating activities	131,477	124,157
Net cash (used in)/provided by investing activities	(333,419)	3,297
Net cash provided by financing activities	258,680	9,281

Net Cash provided by Operating Activities:

Net cash provided by operating activities decreased by $7.3 million, from $131.5 million in the nine-month period ended September 30, 2016 to $124.2 million in the nine-month period ended September 30, 2017. The decrease of $7.3 million is mainly attributable to a decrease of $19.5 million caused by movements in working capital accounts, an increase of $13.6 million in cash paid for interest, an increase of $4.1 million in vessel operating costs and an increase of $1.2 million in general and administrative expenses, partially offset by an increase of $31.5 million in revenues.

Net Cash (used in)/provided by Investing Activities:

Net cash used in investing activities decreased by $336.7 million, from cash used in investing activities of $333.4 million in the nine-month period ended September 30, 2016 to cash provided by investing activities of $3.3 million in the nine-month period ended September 30, 2017. The decrease of $336.7 million is attributable to a decrease of $331.7 million in payments for vessels (mainly due to the amounts paid in connection with the deliveries of the GasLog Greece and the GasLog Geneva in the nine months ended September 30, 2016), an increase in net cash from short-term investments of $4.5 million and an increase in financial income of $0.5 million in the nine-month period ended September 30, 2017 compared to the same period in 2016.

Net Cash provided by Financing Activities:

Net cash provided by financing activities decreased by $249.4 million, from $258.7 million in the nine-month period ended September 30, 2016 to $9.3 million in the nine-month period ended September 30, 2017. The decrease of $249.4 million is attributable to a decrease in bank loan drawdowns of $692.7 million, cash remittances to GasLog in exchange for the acquisition of the GasLog Greece and the GasLog Geneva in 2017 of $121.6 million and an increase in distributions paid of $16.3 million, partially offset by a decrease in bank loan repayments of $339.7 million, net public offering proceeds of $219.6 million in the first nine months of 2017, a decrease of $9.2 million in payments of loan issuance costs, the $7.8 million payment of the dividend paid prior to the GasLog Seattle dropdown in 2016 and net payments of $4.9 million related to the termination of our interest rate swap agreements in 2016.

Contracted Charter Revenue

The following table summarizes GasLog Partners’ contracted charter revenues and vessel utilization as of September 30, 2017:

	On and after October 1,	For the years ending December 31,
	2017	2018	2019	2020	2021	2022-2026	Total
	(in millions of U.S. dollars, except days and percentages)
Contracted time charter revenues(1)(2)(3)(4)	71.36	249.64	200.17	123.16	55.81	182.29	882.43
Total contracted days(1)	982	3,459	2,811	1,641	670	2,158	11,721
Total available days(5)	982	3,925	4,015	3,936	3,895	19,756	36,509
Total unfixed days(6)	—	466	1,204	2,295	3,225	17,598	24,788
Percentage of total contracted days/total available days	100.0%	88.1%	70.0%	41.7%	17.2%	10.9%	32.10%

(1)   Reflects time charter revenues and contracted days for the eleven LNG carriers in our fleet as of September 30, 2017. Does not include charter revenues for the Solaris, the acquisition of which was completed on October 20, 2017.

(2)   Our ships are scheduled to undergo dry-docking once every five years. Revenue calculations assume 365 revenue days per ship per annum, with 30 off-hire days when each ship undergoes scheduled dry-docking.

(3)   For time charters that include a fixed operating cost component subject to annual escalation, revenue calculations include that fixed annual escalation.

(4)   Revenue calculations assume no exercise of any option to extend the terms of the charters.

(5)   Available days represent total calendar days after deducting 30 off-hire days when the ship undergoes scheduled dry-docking.

(6)        Represents available days for the ships after the expiration of the existing charters (assuming charterers do not exercise any option to extend the terms of the charters).

The table above provides information about our contracted charter revenues and ship utilization based on contracts in effect for the eleven LNG carriers in our fleet as of September 30, 2017. The table reflects only our contracted charter revenues for the ships in our owned fleet for which we have secured time charters, and it does not reflect the costs or expenses we will incur in fulfilling our obligations under the charters. In particular, the table does not reflect any time charter revenues from any additional ships we may acquire in the future, nor does it reflect the options under our time charters that permit our charterers to extend the time charter terms for successive multi-year periods at comparable charter hire rates. If exercised, the options to extend the terms of our existing charters would result in an increase in the number of contracted days and the contracted revenue for our fleet in the future. As already mentioned under the heading “Charter Expirations”, the options to renew the charters for the GasLog Shanghai, the GasLog Santiago, the Gaslog Sydney and the Methane Jane Elizabeth have not been exercised. Although the contracted charter revenues are based on contracted charter hire rate provisions, they reflect certain assumptions, including assumptions relating to future ship operating costs. We consider the assumptions to be reasonable as of the date of this report, but if these assumptions prove to be incorrect, our actual time charter revenues could differ from those reflected in the table. Furthermore, any contract is subject to various risks, including performance by the counterparties or an early termination of the contract pursuant to its terms. If the charterers are unable or unwilling to make charter payments to us, or if we agree to renegotiate charter terms at the request of a charterer, or if contracts are prematurely terminated for any reason, we would be exposed to prevailing market conditions at the time, and our results of operations and financial condition may be materially adversely affected. Please see the disclosure under the heading “Risk Factors” in our Annual Report on Form 20-F filed with the SEC on February 13, 2017. For these reasons, the contracted charter revenue information presented above is not fact and should not be relied upon as being necessarily indicative of future results and readers are cautioned not to place undue reliance on this information. Neither the Partnership’s independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the information presented in the table, nor have they expressed any opinion or any other form of assurance on such information or its achievability and assume no responsibility for, and disclaim any association with, the information in the table.

GASLOG PARTNERS LP

GasLog Partners LP

Unaudited condensed consolidated statements of financial position

As of December 31, 2016 and September 30, 2017

(All amounts expressed in thousands of U.S. Dollars, except unit data)

	Note	December 31, 2016	September 30, 2017
		(restated) (1)
Assets
Non-current assets
Other non-current assets		928	—
Derivative financial instruments	9	6,008	3,959
Vessels	4	1,826,995	1,782,825
Total non-current assets		1,833,931	1,786,784
Current assets
Trade and other receivables		3,495	2,563
Inventories		2,491	2,367
Due from related parties	3	3,072	881
Prepayments and other current assets		972	1,491
Derivative financial instruments	9	—	4
Short-term investments		4,500	—
Cash and cash equivalents		55,819	192,554
Total current assets		70,349	199,860
Total assets		1,904,280	1,986,644
Partners’ equity and liabilities
Partners’ equity
Owners’ capital	5	93,270	—
Common unitholders (24,572,358 units issued and outstanding as of December 31, 2016 and 40,616,601 units issued and outstanding as of September 30, 2017)	5	565,408	741,803
Subordinated unitholders (9,822,358 units issued and outstanding as of December 31, 2016 and nil units issued and outstanding as of September 30, 2017)	5	60,988	—
General partner (701,933 units issued and outstanding as of December 31, 2016 and 828,911 units issued and outstanding as of September 30, 2017)	5	10,095	11,553
Incentive distribution rights (“IDR”)	5	5,878	5,904
Preference unitholders (nil units issued and outstanding as of December 31, 2016 and 5,750,000 units issued and outstanding as of September 30, 2017)	5	—	139,298
Total partners’ equity		735,639	898,558
Current liabilities
Trade accounts payable		2,247	2,476
Due to related parties	3	3,612	460
Derivative financial instruments	9	1,836	857
Other payables and accruals	7	38,294	34,662
Borrowings—current portion	6	66,697	96,086
Total current liabilities		112,686	134,541
Non-current liabilities
Derivative financial instruments	9	—	328
Borrowings—non-current portion	6	1,055,773	953,018
Other non-current liabilities		182	199
Total non-current liabilities		1,055,955	953,545
Total partners’ equity and liabilities		1,904,280	1,986,644

(1)                 Restated so as to reflect the historical financial statements of GAS-eleven Ltd. and GAS-thirteen Ltd. acquired on May 3, 2017 and July 3, 2017, respectively, from GasLog Ltd. (“GasLog”) (Note 1).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GasLog Partners LP

Unaudited condensed consolidated statements of profit or loss

For the three and nine months ended September 30, 2016 and 2017

(All amounts expressed in thousands of U.S. Dollars, except per unit data)

		For the three months ended		For the nine months ended
	Note	September 30, 2016	September 30, 2017	September 30, 2016	September 30, 2017
		(restated) (1)		(restated) (1)
Revenues		66,033	73,439	186,387	217,923
Vessel operating costs		(13,536)	(15,066)	(39,425)	(43,568)
Voyage expenses and commissions		(849)	(921)	(2,630)	(2,733)
Depreciation	4	(14,076)	(15,611)	(40,516)	(46,327)
General and administrative expenses	8	(3,130)	(3,787)	(9,227)	(10,470)
Profit from operations		34,442	38,054	94,589	114,825
Financial costs	10	(12,249)	(12,319)	(30,162)	(36,098)
Financial income		89	311	131	669
Loss on interest rate swaps	10	(2,244)	(672)	(6,136)	(2,985)
Total other expenses, net		(14,404)	(12,680)	(36,167)	(38,414)
Profit for the period		20,038	25,374	58,422	76,411

Earnings per unit attributable to the Partnership, basic and diluted:	13
Common unit (basic and diluted)		0.54	0.53	1.55	1.51
Subordinated unit		0.52	N/A	1.52	0.52
General partner unit		0.56	0.56	1.60	1.57

(1)             Restated so as to reflect the historical financial statements of GAS-seven Ltd., GAS-eleven Ltd. and GAS-thirteen Ltd. acquired on November 1, 2016, May 3, 2017 and July 3, 2017, respectively, from GasLog (Note 1).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GasLog Partners LP

Unaudited condensed consolidated statements of comprehensive income or loss

For the three and nine months ended September 30, 2016 and 2017

(All amounts expressed in thousands of U.S. Dollars)

		For the three months ended		For the nine months ended
	Note	September 30, 2016	September 30, 2017	September 30, 2016	September 30, 2017
		(restated) (1)		(restated) (1)
Profit for the period		20,038	25,374	58,422	76,411
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Recycled loss of cash flow hedges reclassified to profit or loss	10	2,240	—	2,527	—
Other comprehensive income for the period		2,240	—	2,527	—
Total comprehensive income for the period		22,278	25,374	60,949	76,411

(1)             Restated so as to reflect the historical financial statements of GAS-seven Ltd., GAS-eleven Ltd. and GAS-thirteen Ltd. acquired on November 1, 2016, May 3, 2017 and July 3, 2017, respectively, from GasLog (Note 1).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GasLog Partners LP

Unaudited condensed consolidated statements of changes in owners’/partners’ equity

For the nine months ended September 30, 2016 and 2017

(All amounts expressed in thousands of U.S. Dollars, except unit data)

			Limited Partners							Total
	General partner		Common unitholders		Subordinated unitholders		IDR	Preference unitholders		Partners’ equity	Owners’ capital	Total
	Units		Units		Units			Units
Balance at January 1, 2016 (as restated(1))	645,811	8,842	21,822,358	507,433	9,822,358	59,786	2,117	—	—	578,178	104,072	682,250
Capital contributions	—	—	—	—	—	—	—	—	—	—	10,395	10,395
Profit attributable to GasLog’s operations (see Note 13)	—	—	—	—	—	—	—	—	—	—	5,979	5,979
Other comprehensive income attributable to GasLog’s operations	—	—	—	—	—	—	—	—	—	—	2,527	2,527
Total comprehensive income attributable to GasLog’s operations	—	—	—	—	—	—	—	—	—	—	8,506	8,506
Distributions declared	—	(970)	—	(32,608)	—	(14,085)	(837)	—	—	(48,500)	—	(48,500)
Net proceeds from public offerings and issuances of common units and general partner units (Note 5)	56,122	1,094	2,750,000	52,299	—	—	—	—	—	53,393	—	53,393
Share-based compensation	—	5	—	127	—	57	56	—	—	245	—	245
Partnership’s profit (see Note 13)	—	1,049	—	34,680	—	14,970	1,744	—	—	52,443	—	52,443
Partnership’s total comprehensive income	—	1,049	—	34,680	—	14,970	1,744	—	—	52,443	—	52,443
Balance at September 30, 2016 (as restated(1))	701,933	10,020	24,572,358	561,931	9,822,358	60,728	3,080	—	—	635,759	122,973	758,732

Balance at January 1, 2017 (as restated(1))	701,933	10,095	24,572,358	565,408	9,822,358	60,988	5,878	—	—	642,369	93,270	735,639
Profit and total comprehensive income attributable to GasLog’s operations (see Note 13)	—	—	—	—	—	—	—	—	—	—	10,732	10,732
Net proceeds from public offerings and issuances of common units and general partner units (Note 5)	126,978	2,719	6,221,885	130,927	—	—	—	—	—	133,646	—	133,646
Net proceeds from public offering and issuance of preference units (Note 5)	—	—	—	—	—	—	—	5,750,000	138,782	138,782	—	138,782
Cash payments to GasLog in exchange for net assets contributions to the Partnership	—	—	—	—	—	—	—	—	—	—	(121,554)	(121,554)
Difference between net book values of acquired subsidiaries and consideration paid	—	(1,277)	—	(5,954)	—	(10,321)	—	—	—	(17,552)	17,552	—
Distributions declared (see Note 12)	—	(1,213)	—	(47,964)	—	(9,724)	(1,770)	—	(4,133)	(64,804)	—	(64,804)
Share-based compensation	—	9	—	325	—	19	85	—	—	438	—	438
Conversion of subordinated units to common units (Note 5)	—	—	9,822,358	46,047	(9,822,358)	(46,047)	—	—	—	—	—	—
Partnership’s profit (see Note 13)	—	1,220	—	53,014	—	5,085	1,711	—	4,649	65,679	—	65,679
Partnership’s total comprehensive income	—	1,220	—	53,014	—	5,085	1,711	—	4,649	65,679	—	65,679
Balance at September 30, 2017	828,911	11,553	40,616,601	741,803	—	—	5,904	5,750,000	139,298	898,558	—	898,558

(1)                Restated so as to reflect the historical financial statements of GAS-seven Ltd., GAS-eleven Ltd. and GAS-thirteen Ltd. acquired on November 1, 2016, May 3, 2017 and July 3, 2017, respectively, from GasLog (Note 1).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GasLog Partners LP

Unaudited condensed consolidated statements of cash flows

For the nine months ended September 30, 2016 and 2017

(All amounts expressed in thousands of U.S. Dollars)

		For the nine months ended
	Note	September 30, 2016	September 30, 2017
	(restated) (1)
Cash flows from operating activities:
Profit for the period		58,422	76,411
Adjustments for:
Depreciation		40,516	46,327
Financial costs		30,162	36,098
Financial income		(131)	(669)
Unrealized loss on interest rate swaps held for trading		2,532	1,394
Recycled loss of cash flow hedges reclassified to profit or loss		2,527	—
Share-based compensation		342	614
		134,370	160,175
Movements in working capital		19,061	(418)
Cash provided by operations		153,431	159,757
Interest paid		(21,954)	(35,600)
Net cash provided by operating activities		131,477	124,157
Cash flows from investing activities:
Payments for vessels’ additions		(333,534)	(1,799)
Financial income received		115	596
Maturity of short-term investments		—	4,500
Net cash (used in)/provided by investing activities		(333,419)	3,297
Cash flows from financing activities:
Borrowings drawdowns		752,696	60,000
Borrowings repayments		(475,664)	(135,990)
Payment of loan issuance costs		(10,669)	(1,507)
Payments to GasLog in exchange for contributions of net assets		—	(121,554)
Proceeds from public offerings and issuances of common units and general partner units (net of underwriting discounts and commissions)		53,826	135,128
Proceeds from public offering and issuance of preference units (net of underwriting discounts and commissions)		—	139,222
Payment of offering costs		(272)	(1,214)
Payment for interest rate swaps’ termination		(4,937)	—
Distributions paid		(48,500)	(64,804)
Dividend paid to GasLog before vessel dropdown		(7,800)	—
Net cash provided by financing activities		258,680	9,281
Increase in cash and cash equivalents		56,738	136,735
Cash and cash equivalents, beginning of the period		62,677	55,819
Cash and cash equivalents, end of the period		119,415	192,554

Non-Cash Investing and Financing Activities:	11
Capital expenditures included in liabilities at the end of the period		1,316	986
Payments for vessels through capital contributions before dropdown		10,395	—
Financing costs included in liabilities at the end of the period		597	10
Financing costs paid through related parties		2,927	—
Offering costs included in liabilities at the end of the period		187	713

(1)             Restated so as to reflect the historical financial statements of GAS-seven Ltd., GAS-eleven Ltd. and GAS-thirteen Ltd. acquired on November 1, 2016, May 3, 2017 and July 3, 2017, respectively, from GasLog (Note 1).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GasLog Partners LP

Notes to the unaudited condensed consolidated financial statements

For the nine months ended September 30, 2016 and 2017

(All amounts expressed in thousands of U.S. Dollars, except unit data)

1. Organization and Operations

GasLog Partners LP (the “Partnership”) was formed as a limited partnership under the laws of the Marshall Islands on January 23, 2014, as a wholly owned subsidiary of GasLog for the purpose of initially acquiring the interests in three liquefied natural gas (“LNG”) carriers (or the “Initial Fleet”) that were contributed to the Partnership by GasLog in connection with the initial public offering of its common units (the “IPO”).

On November 1, 2016, GasLog Partners acquired from GasLog 100% of the ownership interests in GAS-seven Ltd., the entity that owns a 155,000 cubic meter (“cbm”) LNG carrier, the GasLog Seattle, for an aggregate purchase price of $189,000.

On May 3, 2017, GasLog Partners acquired from GasLog 100% of the ownership interests in GAS-eleven Ltd., the entity that owns a 174,000 cbm LNG carrier, the GasLog Greece, for an aggregate purchase price of $219,000.

On July 3, 2017, GasLog Partners acquired from GasLog 100% of the ownership interests in GAS-thirteen Ltd., the entity that owns a 174,000 cbm LNG carrier, the GasLog Geneva, for an aggregate purchase price of $211,000.

The acquisitions of the GasLog Seattle, the GasLog Greece and the GasLog Geneva from GasLog were accounted for as reorganizations of companies under common control. The Partnership’s historical results were retroactively restated to reflect the historical results of GAS-seven Ltd., the entity that owns the GasLog Seattle, a 155,000 cbm LNG carrier, which was acquired by the Partnership on November 1, 2016, GAS-eleven Ltd, the entity that owns the GasLog Greece and GAS-thirteen Ltd, the entity that owns the GasLog Geneva, from their respective dates of incorporation by GasLog. The carrying amounts of assets and liabilities included are based on the historical carrying amounts of such assets and liabilities recognized by the subsidiaries.

As of September 30, 2017, GasLog holds a 26.1% interest in the Partnership. As a result of its 100% ownership of the general partner, and the fact that the general partner elects the majority of the Partnership’s directors in accordance with the Partnership Agreement, GasLog has the ability to control the Partnership’s affairs and policies.

The Partnership’s principal business is the acquisition and operation of vessels in the LNG market, providing transportation services of LNG on a worldwide basis under long-term charters. GasLog LNG Services Ltd. (“GasLog LNG Services” or the “Manager”), a related party and a wholly owned subsidiary of GasLog, incorporated under the laws of the Bermuda, provides technical services to the Partnership.

As of September 30, 2017, the companies listed below were 100% held by the Partnership:

	Place of	Date of			Cargo Capacity
Name	incorporation	incorporation	Principal activities	Vessel	(cbm)	Delivery Date
GAS-three Ltd.	Bermuda	April 2010	Vessel-owning company	GasLog Shanghai	155,000	January 2013
GAS-four Ltd.	Bermuda	April 2010	Vessel-owning company	GasLog Santiago	155,000	March 2013
GAS-five Ltd.	Bermuda	February 2011	Vessel-owning company	GasLog Sydney	155,000	May 2013
GAS-seven Ltd.	Bermuda	March 2011	Vessel-owning company	GasLog Seattle	155,000	December 2013
GAS-eleven Ltd.	Bermuda	December 2012	Vessel-owning company	GasLog Greece	174,000	March 2016
GAS-thirteen Ltd.	Bermuda	July 2013	Vessel-owning company	GasLog Geneva	174,000	September 2016
GAS-sixteen Ltd.	Bermuda	January 2014	Vessel-owning company	Methane Rita Andrea	145,000	April 2014
GAS-seventeen Ltd.	Bermuda	January 2014	Vessel-owning company	Methane Jane Elizabeth	145,000	April 2014
GAS-nineteen Ltd.	Bermuda	April 2014	Vessel-owning company	Methane Alison Victoria	145,000	June 2014
GAS-twenty Ltd.	Bermuda	April 2014	Vessel-owning company	Methane Shirley Elisabeth	145,000	June 2014
GAS-twenty one Ltd.	Bermuda	April 2014	Vessel-owning company	Methane Heather Sally	145,000	June 2014
GasLog Partners Holdings LLC	Marshall Islands	April 2014	Holding company	—	—	—

2. Basis of Presentation

These unaudited condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). Certain information and footnote disclosures required by International Financial Reporting Standards (“IFRS”) for a complete set of annual financial statements have been omitted, and therefore, these unaudited condensed consolidated financial statements should be read in conjunction with the Partnership’s annual consolidated financial statements for the year ended December 31, 2016, filed on a Current Report on Form 6-K with the Securities Exchange Commission on September 29, 2017.

The accompanying unaudited condensed consolidated financial statements include the accounts of the Partnership and its subsidiaries assuming that they are consolidated for all periods presented, as they were under the common control of GasLog.

The unaudited condensed consolidated financial statements have been prepared on the historical cost basis. The same accounting policies and methods of computation have been followed in these unaudited condensed consolidated financial statements as applied in the preparation of the Partnership’s consolidated financial statements for the year ended December 31, 2016. On October 25, 2017, the Partnership’s board of directors authorized the unaudited condensed consolidated financial statements for issuance.

The critical accounting judgments and key sources of estimation uncertainty were disclosed in the Partnership’s annual consolidated financial statements for the year ended December 31, 2016.

The unaudited condensed consolidated financial statements are expressed in thousands of U.S. Dollars (“USD”), which is the functional currency of the Partnership and each of its subsidiaries because their vessels operate in international shipping markets, in which revenues and expenses are primarily settled in USD and the Partnership’s most significant assets and liabilities are paid for and settled in USD.

Management anticipates that the Partnership’s primary sources of funds will be available cash, cash from operations, borrowings under existing debt and equity financing. Management believes that these sources of funds will be sufficient for the Partnership to meet its liquidity needs and comply with its banking covenants for at least twelve months from the end of the reporting period and therefore it is appropriate to prepare the financial statements on a going concern basis, although there can be no assurance that the Partnership will be able to obtain future debt and equity financing on acceptable terms.

Adoption of new and revised IFRS

(a) Standards and interpretations adopted in the current period

The following standards and amendments relevant to the Partnership were effective in the current period:

In February 2016, the IASB issued amendments to IAS 7 Statement of Cash Flows introducing an additional disclosure that will enable users of financial statements to evaluate changes in liabilities arising from financing activities. The amendments are part of the IASB’s Disclosure Initiative, which continues to explore how financial statement disclosure can be improved. Entities will be required to disclose changes arising from cash flows, such as drawdowns and repayments of borrowings and also non-cash changes, such as acquisitions, disposals and unrealised exchange differences. Even though a specific format is not mandated, where a reconciliation is used the disclosure should provide sufficient information to link items included in the reconciliation to the statement of financial position and statement of cash flows. The amendments, which were effective for annual periods beginning on or after January 1, 2017, had a disclosure impact on the Partnership’s financial statements; refer to Notes 6 and 9.

(b) Standards and amendments in issue not yet adopted

At the date of authorization of these unaudited condensed consolidated financial statements, the following standards and amendments relevant to the Partnership were in issue but not yet effective:

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers, which applies to all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. IFRS 15 specifies how and when an IFRS reporter will recognize revenue as well as requiring such entities to provide users of financial statements with more informative, relevant disclosures. The standard supersedes IAS 18 Revenue, IAS 11 Construction Contracts and a number of revenue-related interpretations. The standard was amended in September 2015 to delay the effective date to annual periods beginning on or after January 1, 2018 but early adoption is permitted. In addition, the standard was further amended in April 2016 to clarify the guidance on identifying performance obligations, accounting for licences of intellectual property and the principal versus agent assessment (gross versus net revenue presentation), as well as to give new and amended illustrative examples and practical expedients. The Partnership will adopt the standard as of January 1, 2018 and is expecting that the adoption will not have a material effect on its financial statements, other than additional disclosure requirements in the notes to the financial statements, since the Partnership has chartered its vessels under time charter agreements, and in this respect revenue is accounted under the leases standard.

In July 2014, the IASB issued the complete version of IFRS 9 Financial Instruments. IFRS 9 specifies how an entity should classify and measure financial assets and financial liabilities. The new standard requires all financial assets to be subsequently measured at amortized cost or fair value depending on the business model of the legal entity in relation to the management of the financial assets and the contractual cash flows of the financial assets. The standard also requires a financial liability to be classified as either at fair value through profit or loss or at amortized cost. In addition, a new hedge accounting model was introduced, that is designed to be more closely aligned with how entities undertake risk management activities when hedging financial and non-financial risk exposures. The standard is effective for accounting periods beginning on or after January 1, 2018 but early adoption is permitted. Management is currently evaluating the impact of this standard on the Partnership’s financial statements.

In January 2016, the IASB issued IFRS 16 Leases, which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, i.e. the customer (“lessee”) and the supplier (“lessor”). IFRS 16 eliminates the classification of leases by lessees as either operating leases or finance leases and, instead, introduces a single lessee accounting model. Applying that model, a lessee is required to recognise: (a) assets and liabilities for all leases with a term of more than twelve months, unless the underlying asset is of low value; and (b) depreciation of lease assets separately from interest on lease liabilities in the statement of profit or loss. Lessors continue to classify their leases as operating leases or finance leases, and to account for those two types of leases differently. IFRS 16 supersedes the previous leases Standard, IAS 17 Leases, and related Interpretations. The standard is effective from January 1, 2019, with early adoption permitted only with concurrent adoption of IFRS 15 Revenue from Contracts with Customers. Management anticipates that the implementation of this standard will not have a material impact on the Partnership’s financial statements, since the changes for lessors are fairly minor.

The impact of all other IFRS standards and amendments issued but not yet adopted is not expected to be material on the Partnership’s financial statements.

3. Related party transactions

The Partnership has the following balances with related parties, which have been included in the unaudited condensed consolidated statements of financial position:

Amounts due from related parties

	December 31, 2016	September 30, 2017
Due from GasLog LNG Services (a)	3,072	881
Total	3,072	881

Amounts due to related parties

	December 31, 2016	September 30, 2017
Due to GasLog (b)	255	460
Due to GasLog Carriers Ltd. (“GasLog Carriers”) (c)	3,357	—
Total	3,612	460

(a)              The balances represent mainly amounts advanced to the Manager to cover future operating expenses of the Partnership.

(b)             The balances represent mainly payments made by GasLog on behalf of the Partnership.

(c)              As of December 31, 2016, the balance due to GasLog Carriers, the parent company of GAS-eleven Ltd. and GAS-thirteen Ltd. prior to their acquisitions by the Partnership, represented mainly amounts paid directly by GasLog Carriers on behalf of GAS-eleven Ltd. and GAS-thirteen Ltd. As of September 30, 2017, the balance had been fully settled.

Loans due to related parties

	December 31, 2016	September 30, 2017
Credit facility with GasLog	—	45,000
Total	—	45,000

Upon completion of the IPO on May 12, 2014, the Partnership entered into a $30,000 revolving credit facility with GasLog (the “Old Sponsor Credit Facility”), to be used for general partnership purposes. The credit facility was for a term of 36 months, unsecured and bore interest at a rate of 5.0% per annum, with no commitment fee for the first year. After the first year, the interest increased to a rate of 6.0% per annum, with an annual 2.4% commitment fee on the undrawn balance.

On April 3, 2017, GasLog Partners signed a deed of termination with respect to the Old Sponsor Credit Facility. On the same date, GasLog Partners entered into a new unsecured five-year term loan of $45,000 and a new five-year revolving credit facility of $30,000 with GasLog (together, the “New Sponsor Credit Facility”). On April 5, 2017, an amount of $45,000 under the term loan facility and an amount of $15,000 under the revolving credit facility were drawn by the Partnership, with the latter fully repaid on May 22, 2017. For the terms of the New Sponsor Credit Facility, please refer to Note 6.

As of September 30, 2017, an amount of $45,000 was outstanding under the facilities described above (December 31, 2016: nil).

The Partnership had the following transactions with related parties, which have been included in the unaudited condensed consolidated statements of profit or loss for the three and nine months ended September 30, 2016 and 2017:

			For the three months ended		For the nine months ended
Company	Details	Account	September 30, 2016	September 30, 2017	September 30, 2016	September 30, 2017
GasLog	Commercial management fee(i)	General and administrative expenses	946	990	2,749	2,970
GasLog	Administrative services fee(ii)	General and administrative expenses	1,176	1,735	3,528	4,683
GasLog LNG Services	Management fees(iii)	Vessel operating costs	1,382	1,518	4,008	4,554
GasLog LNG Services	Other vessel operating costs	Vessel operating costs	9	20	30	95
GasLog	Interest expense (Note 6)	Financial costs	40	1,026	343	2,186
GasLog	Commitment fee (Note 6)	Financial costs	168	77	411	319
GasLog	Interest on swaps (Note 10)	Loss on interest rate swaps	—	487	—	1,591

(i)     Commercial Management Agreements

Upon completion of the IPO on May 12, 2014, the vessel-owning subsidiaries of the Initial Fleet entered into amended commercial management agreements with GasLog (the “Amended Commercial Management Agreements”), pursuant to which GasLog provides certain commercial management services, including chartering services, consultancy services on market issues and invoicing and collection of hire payables, to the Partnership. The annual commercial management fee under the amended agreements is $360 for each vessel payable quarterly in advance in lump sum amounts. In December 2013, GAS-seven Ltd. entered into a commercial management agreement with GasLog for an annual commercial management fee of $540 that was amended to $360 when the vessel was acquired by the Partnership on November 1, 2016.

The same provisions are included in the commercial management agreements that GAS-eleven Ltd., GAS-thirteen Ltd., GAS-sixteen Ltd., GAS-seventeen Ltd., GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. entered into with GasLog upon the deliveries of the GasLog Greece, the GasLog Geneva, the Methane Rita Andrea, the Methane Jane Elizabeth, the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally, respectively, into GasLog’s fleet in March 2016, September 2016, April 2014 and June 2014 (together with the Amended Commercial Management Agreements and the commercial management agreement between GAS-seven Ltd. and GasLog, the “Commercial Management Agreements”).

(ii)  Administrative Services Agreement

Upon completion of the IPO on May 12, 2014, the Partnership entered into an administrative services agreement (the “Administrative Services Agreement”) with GasLog, pursuant to which GasLog will provide certain management and administrative services. The services provided under the Administrative Services Agreement are provided as the Partnership may direct, and include bookkeeping, audit, legal, insurance, administrative, clerical, banking, financial, advisory, client and investor relations services. The Administrative Services Agreement will continue indefinitely until terminated by the Partnership upon 90 days’ notice for any reason in the sole discretion of the Partnership’s board of directors. GasLog receives a service fee of $588 per vessel per year in connection with providing services under this agreement. On November 16, 2016, the board of directors approved an increase in the service fee payable to GasLog under the terms of the Administrative Services Agreement. With effect from January 1, 2017, the service fee increased to $632 per vessel per year.

(iii) Ship Management Agreements

Upon completion of the IPO on May 12, 2014, each of the vessel owning subsidiaries of the Initial Fleet entered into an amended ship management agreement (collectively, the “Amended Ship Management Agreements”) under which the vessel owning subsidiaries pay a management fee of $46 per month to the Manager and reimburse the Manager for all expenses incurred on their behalf. The Amended Ship Management Agreements also provide for superintendent fees of $1 per day payable to the Manager for each day in excess of 25 days per calendar year for which a superintendent performed visits to the vessels, an annual incentive bonus of up to $72 based on key performance indicators predetermined annually and contain clauses for decreased management fees in case of a vessel’s lay-up. The management fees are subject to an annual adjustment, agreed between the parties in good faith, on the basis of general inflation and proof of increases in actual costs incurred by the Manager. Each Amended Ship Management Agreement continues indefinitely until terminated by either party. The same provisions are included in the ship management agreements that GAS-sixteen Ltd., GAS-seventeen Ltd., GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. entered into with the Manager upon the deliveries of the Methane Rita Andrea, the Methane Jane Elizabeth, the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally, respectively, into GasLog’s fleet in April 2014 and June 2014 (together with the Amended Ship Management Agreements and the ship management agreement that GAS-seven Ltd. entered into with the Manager upon its vessel’s delivery form the shipyard in 2013, the “Ship Management Agreements”). In May 2015, the Ship Management Agreements were further amended to delete the annual incentive bonus and superintendent fees clauses and in the case of GAS-seven Ltd. to also increase the fixed monthly charge to $46 with effect from April 1, 2015. In April 2016, the Ship Management Agreements were amended to consolidate all ship management related fees into a single fee structure. This single fee structure was already provided for in the ship management agreements that GAS-eleven Ltd. and GAS-thirteen Ltd. had entered into with GasLog upon the deliveries of the GasLog Greece in March 2016 and the GasLog Geneva in September 2016, respectively, (with a fixed monthly charge of $46).

4. Vessels

The movement in vessels is reported in the following table:

Vessels
Cost
As of January 1, 2017	1,981,005
Additions	2,157
As of September 30, 2017	1,983,162

Accumulated depreciation
As of January 1, 2017	154,010
Depreciation expense	46,327
As of September 30, 2017	200,337

Net book value
As of December 31, 2016	1,826,995
As of September 30, 2017	1,782,825

All vessels have been pledged as collateral under the terms of the Partnership’s bank loan agreements.

5. Partners’ Equity

On January 27, 2017, GasLog Partners completed an equity offering of 3,750,000 common units at a public offering price of $20.50 per unit. In addition, the option to purchase additional units was partially exercised by the underwriter on February 24, 2017, resulting in 120,000 additional units being sold at the same price. The aggregate net proceeds from this offering, including the partial exercise by the underwriter of the option to purchase additional units, after deducting underwriting discounts and other offering expenses, were $78,197. In connection with the offering, the Partnership also issued 78,980 general partner units to its general partner in order for GasLog to retain its 2.0% general partner interest. The net proceeds from the issuance of the general partner units were $1,619.

On May 15, 2017, GasLog Partners completed a public offering of 5,750,000 8.625% Series A Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the “Series A Preference Units”), including 750,000 units issued upon the exercise in full by the underwriters of their option to purchase additional Series A Preference Units, liquidation preference $25.00 per unit, at a price to the public of $25.00 per preference unit. The net proceeds from the offering, after deducting underwriting discounts, commissions and other offering expenses, were $138,782. The Series A Preference Units are listed on the New York Stock Exchange under the symbol “GLOP PR A”.

The initial distribution on the Series A Preference Units was paid on September 15, 2017. The Series A Preference Units issued have been accounted for as equity instruments based on certain characteristics such as the discretion held by our board of directors over distributions, which can be deferred and accumulated, as well as the redemption rights held only by the Partnership. The Series A Preference Units have preference upon liquidation and the holders would receive $25.00 per unit plus any accumulated and unpaid distributions.

On May 16, 2017, GasLog Partners commenced an “at-the-market” common equity offering programme (“ATM Programme”) under which the Partnership may, from time to time, raise equity through the issuance and sale of new common units having an aggregate offering price of up to $100,000 in accordance with the terms of an equity distribution agreement, entered into on the same date. Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. LLC have agreed to act as sales agents. From establishment of the ATM Programme through September 30, 2017, GasLog Partners had issued and received payment for 2,351,885 common units at a weighted average price of $22.91 per common unit for total net proceeds of $52,730. In connection with the issuance of common units under the ATM Programme during this period, the Partnership also issued 47,998 general partner units to its general partner in order for GasLog to retain its 2.0% general partner interest. The net proceeds from the issuance of the general partner units were $1,100. During the quarter ended September 30, 2017, GasLog Partners had issued and received payment for 1,941,008 common units at a weighted average price of $22.96 per common unit for total net proceeds of $43,912. In connection with the issuance of common units under the ATM Programme during this period, the Partnership also issued 39,613 general partner units to its general partner in order for GasLog to retain its 2.0% general partner interest and received net proceeds $910.

Additionally, during the second quarter of 2017, the subordination period of the subordinated units held by GasLog expired and consequently all 9,822,358 subordinated units converted into common units on a one-for-one basis and now participate pro rata with all other outstanding common units in distributions of available cash.

6. Borrowings

	December 31, 2016	September 30, 2017
Amounts due within one year	71,008	100,758
Less: unamortized deferred loan issuance costs	(4,311)	(4,672)
Borrowings — current portion	66,697	96,086
Amounts due after one year	1,071,880	966,140
Less: unamortized deferred loan issuance costs	(16,107)	(13,122)
Borrowings — non-current portion	1,055,773	953,018
Total	1,122,470	1,049,104

The main terms of the bank loan facilities and the Old Sponsor Credit Facility have been disclosed in the annual consolidated financial statements for the year ended December 31, 2016. Refer to Note 7 “Borrowings”.

On April 3, 2017, the Partnership signed a deed of termination with respect to the Old Sponsor Credit Facility with GasLog. On the same date, the Partnership entered into the New Sponsor Credit Facility (Note 3). On April 5, 2017, an amount of $45,000 under the term loan facility and an amount of $15,000 under the revolving credit facility were drawn by the Partnership and were used on the same date to prepay $60,125 of the outstanding debt of GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. under the junior tranche of the credit agreement that subsidiaries of the Partnership and GasLog entered into on February 18, 2016 (the “Five Vessel Refinancing”), which would have been originally due in April 2018. The New Sponsor Credit Facility is unsecured and the revolving credit facility provides for an availability period of five years. Each borrowing under the New Sponsor Credit Facility accrues interest at a rate of 9.125% per annum with an annual 1.0% commitment fee on the undrawn balance.

The New Sponsor Facility contains customary events of default, including nonpayment of principal or interest, breach of covenants or material inaccuracy of representations, default under other material indebtedness and bankruptcy. In addition, the New Sponsor Facility covenants require that at all times GasLog must continue to control, directly or indirectly, the affairs or composition of the Partnership’s board of directors and any amendment to our limited partnership agreement, in the reasonable opinion of the lender, must not be adverse to its interests in connection with the New Sponsor Credit Facility.

The fair value of the New Sponsor Facility as of September 30, 2017 is $44,113.

GAS-eleven Ltd. and GAS-thirteen Ltd. facility

Following the acquisitions of GAS-eleven Ltd. on May 3, 2017 and GAS-thirteen Ltd. on July 3, 2017, the Partnership assumed $151,423 and $155,005 of outstanding indebtedness of the acquired entities respectively under a debt financing agreement dated October 16, 2015 with 14 international banks, with Citibank N.A. London Branch and Nordea Bank AB, London Branch acting as agents on behalf of the other finance parties. The financing was backed by the Export Import Bank of Korea (“KEXIM”) and the Korea Trade Insurance Corporation (“K-Sure”), who were either directly lending or providing cover for over 60% of the facility.

The loan agreement with respect to the GasLog Greece provided for four tranches of $51,257, $25,615, $24,991 and $61,104, while the loan agreement with respect to the GasLog Geneva provided for four tranches of $50,544, $25,258, $24,643 and $60,252. Under the terms of the agreement, each drawing under the first three tranches would be repaid in 24 consecutive semi-annual equal installments commencing six months after the actual deliveries of the GasLog Greece and the GasLog Geneva according to a 12-year profile.

Each drawing under the fourth tranche would be repaid in 20 consecutive semi-annual equal installments commencing six months after the actual delivery of the relevant vessel according to a 20-year profile, with a balloon payment together with the final installment. On March 22, 2016, $162,967 was drawn down to partially finance the delivery of the GasLog Greece and on September 26, 2016, $160,697 million was drawn down to partially finance the delivery of the GasLog Geneva. Amounts drawn under each applicable tranche bear interest at London Interbank Offered Rate (“LIBOR”) plus a margin.

The obligations under the aforementioned facility are secured by a first priority mortgage over each vessel, a pledge of the share capital of the respective vessel owning companies and a first priority assignment of earnings related to each vessel, including charter revenue, management revenue and any insurance and requisition compensation. Obligations under the facility are guaranteed by GasLog, with the Partnership and its subsidiary GasLog Partners Holdings LLC guaranteeing up to the value of the commitments relating to the GasLog Greece and the GasLog Geneva. The facility includes customary respective covenants and, among other restrictions, the facilities include a fair market value covenant pursuant to which an event of default could occur under the facility if the aggregate fair market value of the collateral vessels (without taking into account any charter arrangements) were to fall below 115% of the aggregate outstanding principal balances for the first two years after each drawdown and below 120% at any time thereafter.

GasLog, as corporate guarantor for the aforementioned facility, is also subject to specified financial covenants on a consolidated basis. The financial covenants include the following:

•                  net working capital (excluding the current portion of long-term debt) must be not less than $0;

•                  total indebtedness divided by total assets must not exceed 75.0%;

•                  the ratio of EBITDA over debt service obligations (including interest and debt repayments) on a trailing twelve months basis must be not less than 110.0%;

•                  the aggregate amount of all unencumbered cash and cash equivalents must be not less than the higher of 3.0% of total indebtedness or $50,000 after the first drawdown;

•                  GasLog is permitted to pay dividends, provided that it holds unencumbered cash and cash equivalents equal to at least 4.0% of its total indebtedness subject to no event of default having occurred or occurring as a consequence of the payment of such dividends; and

•                  the market value adjusted net worth of GasLog must at all times be not less than $350,000.

GasLog was in compliance with the above financial covenants as of September 30, 2017. Any failure by GasLog to comply with these financial covenants would permit the lenders under this credit facility to exercise remedies as secured creditors which, if such a default was to occur, could include foreclosing on the GasLog Greece and the GasLog Geneva.

The credit facility also imposes certain restrictions relating to GasLog, including restrictions that limit its ability to make any substantial change in the nature of its business or to engage in transactions that would constitute a change of control, as defined in the relevant credit facility, without repaying all of its indebtedness in full, or to allow its largest shareholders to reduce their shareholding in GasLog below specified thresholds.

GasLog Partners was in compliance with its financial covenants as of September 30, 2017.

A reconciliation of borrowings arising from financing activities is as follows:

	Opening balance	Cash flows	Non-cash items	Total
Borrowings outstanding as of January 1, 2017	1,122,470	—	—	1,122,470
Borrowings drawdowns	—	60,000	—	60,000
Borrowings repayments	—	(135,990)	—	(135,990)
Additions in deferred loan fees	—	(1,507)	(10)	(1,517)
Amortization of deferred loan issuance costs (Note 10)	—	—	4,141	4,141
Borrowings outstanding as of September 30, 2017	1,122,470	(77,497)	4,131	1,049,104

7. Other Payables and Accruals

An analysis of other payables and accruals is as follows:

	December 31, 2016	September 30, 2017
Unearned revenue	22,534	22,534
Accrued legal and professional fees	213	1,001
Accrued crew costs	3,118	1,603
Accrued off-hire	141	141
Accrued purchases	1,504	2,508
Accrued interest	9,486	5,601
Accrued board of directors’ fees	188	188
Accrued cash distributions	—	162
Other payables and accruals	1,110	924
Total	38,294	34,662

8. General and Administrative Expenses

An analysis of general and administrative expenses is as follows:

	For the three months ended		For the nine months ended
	September 30, 2016	September 30, 2017	September 30, 2016	September 30, 2017
Board of directors’ fees	239	238	757	713
Share-based compensation (Note 14)	138	243	342	614
Legal and professional fees	264	307	967	922
Commercial management fees (Note 3)	946	990	2,749	2,970
Administrative fees (Note 3)	1,176	1,735	3,528	4,683
Foreign exchange differences, net	116	149	209	253
Other expenses, net	251	125	675	315
Total	3,130	3,787	9,227	10,470

9. Derivative Financial Instruments

The fair value of the derivative assets is as follows:

	December 31, 2016	September 30, 2017
Derivative assets carried at fair value through profit or loss (FVTPL)
Interest rate swaps	6,008	3,963
Total	6,008	3,963
Derivative financial instruments, current asset	—	4
Derivative financial instruments, non-current asset	6,008	3,959
Total	6,008	3,963

The fair value of the derivative liabilities is as follows:

	December 31, 2016	September 30, 2017
Derivative liabilities carried at fair value through profit or loss (FVTPL)
Interest rate swaps	1,836	1,185
Total	1,836	1,185
Derivative financial instruments, current liability	1,836	857
Derivative financial instruments, non-current liability	—	328
Total	1,836	1,185

Interest rate swap agreements

The Partnership enters into interest rate swap agreements which convert the floating interest rate exposure into a fixed interest rate in order to hedge a portion of the Partnership’s exposure to fluctuations in prevailing market interest rates. Under the interest rate swaps, the counterparty effects quarterly floating-rate payments to the Partnership for the notional amounts based on the three-month U.S. dollar LIBOR, and the Partnership effects quarterly payments to the counterparty on the notional amounts at the respective fixed rates.

Interest rate swaps held for trading

The principal terms of the interest rate swaps held for trading were as follows:

						Notional Amount
Company	Counterparty	Trade Date	Effective Date	Termination Date	Fixed Interest Rate	December 31, 2016	September 30, 2017
GasLog Partners	GasLog	Nov 2016	Nov 2016	July 2020	1.54%	130,000	130,000
GasLog Partners	GasLog	Nov 2016	Nov 2016	July 2021	1.63%	130,000	130,000
GasLog Partners	GasLog	Nov 2016	Nov 2016	July 2022	1.72%	130,000	130,000
GasLog Partners	GasLog	July 2017	July 2017	June 2022	2.19%	—	80,000
					Total	390,000	470,000

The derivative instruments listed above were not designated as cash flow hedging instruments as of September 30, 2017.

The change in the fair value of the derivative contracts for the three and nine months ended September 30, 2017 amounted to a loss of $185 and $1,394, respectively (for the three and nine months ended September 30, 2016: $85 gain and $2,532 loss, respectively), which was recognized against profit or loss in the period incurred and is included in Loss on interest rate swaps. During the three and nine months ended September 30, 2017, the loss of $185 and $1,394, respectively, derived mainly from the fact that the LIBOR yield curve, which was used to calculate the present value of the estimated future cash flows, was lower than the agreed fixed interest rates resulting in a decrease in net derivative assets from interest rate swaps held for trading.

A reconciliation of derivatives arising from financing activities is as follows:

	Opening balance	Non-cash items	Total
Net derivative assets as of January 1, 2017	4,172	—	4,172
Unrealized loss on interest rate swaps held for trading (Note 10)	—	(1,394)	(1,394)
Net derivative assets as of September 30, 2017	4,172	(1,394)	2,778

10. Financial Costs and Loss on Interest Rate Swaps

An analysis of financial costs is as follows:

	For the three months ended		For the nine months ended
	September 30, 2016	September 30, 2017	September 30, 2016	September 30, 2017
Amortization of deferred loan issuance costs	(3,648)	(1,399)	(6,069)	(4,141)
Interest expense on loans	(8,341)	(10,746)	(23,395)	(31,332)
Commitment fees	(191)	(107)	(434)	(407)
Other financial costs including bank commissions	(69)	(67)	(264)	(218)
Total financial costs	(12,249)	(12,319)	(30,162)	(36,098)

An analysis of loss on interest rate swaps is as follows:

	For the three months ended		For the nine months ended
	September 30, 2016	September 30, 2017	September 30, 2016	September 30, 2017
Unrealized gain/(loss) on interest rate swaps held for trading (Note 9)	85	(185)	(2,532)	(1,394)
Realized loss on interest rate swaps held for trading	(89)	(487)	(1,077)	(1,591)
Recycled loss of cash flow hedges reclassified to profit or loss	(2,240)	—	(2,527)	—
Total loss on interest rate swaps	(2,244)	(672)	(6,136)	(2,985)

11. Non-cash Items on Statements of Cash Flows

As of September 30, 2017, there were capital expenditures of $986 which had not been paid during the period ended September 30, 2017 and were included in current liabilities (December 31, 2016: $628).

As of September 30, 2017, there were capital expenditures before dropdown of $0 paid through capital contributions (December 31, 2016: $37,299).

As of September 30, 2017, there were financing costs of $10 which had not been paid during the period ended September 30, 2017 and were included in liabilities (December 31, 2016: $0).

As of September 30, 2017, there were financing costs of $0 paid through capital contributions (December 31, 2016: $1,379).

As of September 30, 2017, there were offering costs of $713 which had not been paid during the period ended September 30, 2017 and were included in current liabilities (December 31, 2016: $5).

As of September 30, 2016, there were capital expenditures of $1,316 which had not been paid during the period ended September 30, 2016 and were included in current liabilities (December 31, 2015: $1,365).

As of September 30, 2016, there were capital expenditures for vessels before dropdown of $10,395 paid through capital contributions (December 31, 2015: $39,786).

As of September 30, 2016, there were capital expenditures paid through related parties of $0 (December 31, 2015: $2,313).

As of September 30, 2016, there were financing costs of $597 which had not been paid during the period ended September 30, 2016 and were included in liabilities (December 31, 2015: $61).

As of September 30, 2016, there were financing costs paid through related parties of $2,927 (December 31, 2015: $4,428).

As of September 30, 2016, there were offering costs of $187 which had not been paid during the period ended September 30, 2016 and were included in current liabilities (December 31, 2015: $0).

As of September 30, 2016, there were offering costs paid through related parties of $0 (December 31, 2015: $26).

As of September 30, 2016, there were no dividends declared which had not been paid during the year ended December 31, 2016 and were included in liabilities (December 31, 2015: $7,800).

12. Cash Distributions

On January 26, 2017, the board of directors of the Partnership approved and declared a quarterly cash distribution, with respect to the quarter ended December 31, 2016, of $0.49 per common unit. The cash distribution was paid on February 10, 2017 to all unitholders of record as of February 6, 2017.

On April 26, 2017, the board of directors of the Partnership approved and declared a quarterly cash distribution, with respect to the quarter ended March 31, 2017, of $0.50 per common unit. The cash distribution was paid on May 12, 2017 to all unitholders of record as of May 8, 2017.

On July 26, 2017, the board of directors of the Partnership approved and declared a quarterly cash distribution, with respect to the quarter ended September 30, 2017, of $0.51 per common unit. The cash distribution was paid on August 11, 2017, to all unitholders of record as of August 7, 2017.

On September 15, 2017, the board of directors of the Partnership approved and declared a dividend on the Series A Preference Units of $0.71875 per preference unit. The cash distribution was paid on September 15, 2017, to all unitholders of record as of September 8, 2017.

13. Earnings per Unit (“EPU”)

The Partnership calculates earnings per unit by allocating reported profit for each period after deducting accrued dividends on preference units, whether or not declared, to each class of units based on the distribution policy for available cash stated in the Partnership Agreement.

Basic earnings per unit is determined by dividing profit for the period by the weighted average number of units outstanding during the period. Diluted earnings per unit is calculated by dividing the profit of the period attributable to common unitholders by the weighted average number of potential ordinary common units assumed to have been converted into common units, unless such potential ordinary common units have an antidilutive effect.

Earnings per unit is presented for the period in which the units were outstanding, with earnings calculated as follows:

	For the three months ended		For the nine months ended
	September 30, 2016	September 30, 2017	September 30, 2016	September 30, 2017
Profit for the period	20,038	25,374	58,422	76,411
Less:
Profit attributable to GasLog’s operations*	(1,169)	(75)	(5,979)	(10,732)
Partnership’s profit	18,869	25,299	52,443	65,679
Adjustment for:
Accrued preferred equity distributions	—	(3,100)	—	(4,649)
Partnership’s profit attributable to:	18,869	22,199	52,443	61,030
Common unitholders	12,706	20,941	34,680	53,014
Subordinated unitholders**	5,079	N/A	14,970	5,085
General partner	377	443	1,049	1,220
Incentive distribution rights***	707	815	1,744	1,711
Weighted average number of units outstanding (basic)
Common units	23,496,271	39,334,356	22,384,402	35,011,970
Subordinated units**	9,822,358	N/A	9,822,358	9,822,358
General partner units	679,972	793,459	657,281	777,109
Earnings per unit (basic)
Common unitholders	0.54	0.53	1.55	1.51
Subordinated unitholders	0.52	N/A	1.52	0.52
General partner	0.56	0.56	1.60	1.57
Weighted average number of units outstanding (diluted)
Common units	23,521,921	39,397,507	22,403,462	35,063,379
Subordinated units**	9,822,358	N/A	9,822,358	9,822,358
General partner units	679,972	793,459	657,281	777,109
Earnings per unit (diluted)
Common unitholders	0.54	0.53	1.55	1.51
Subordinated unitholders	0.52	N/A	1.52	0.52
General partner	0.56	0.56	1.60	1.57

* Includes the aggregate profit of GAS-seven Ltd., GAS-eleven Ltd. and GAS-thirteen Ltd. for the period prior to their transfers to the Partnership on November 1, 2016, May 3, 2017 and July 3, 2017, respectively. While such amounts are reflected in the Partnership’s financial statements because the transfers to the Partnership were accounted for as reorganizations of entities under common control (Note 1), GAS-seven Ltd., GAS-eleven Ltd. and GAS-thirteen Ltd. were not owned by the Partnership prior to their transfers to the Partnership in November 2016, May 2017 and July 2017, respectively, and accordingly the Partnership was not entitled to the cash or results generated in the period prior to such transfers.

** On May 16, 2017, all 9,822,358 subordinated units converted into common units on a one-for-one basis. As of September 30, 2017, they participated pro rata with all other outstanding common units in distributions of available cash for the three months ended September 30, 2017. Consequently, earnings have been allocated to subordinated units and the weighted average number of subordinated units has been calculated only for the applicable period during which they were entitled to distributions based on the Partnership Agreement, i.e. for the three months ended March 31, 2017.

*** Represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. GasLog holds the incentive distribution rights following completion of the Partnership’s initial public offering. The IDRs may be transferred separately from any other interests, subject to restrictions in the Partnership Agreement. Based on the nature of such right, earnings attributable to IDRs cannot be allocated on a per unit basis.

14. Share-based Compensation

The terms of the 2015 Long-Term Incentive Plan (the “2015 Plan”) and the assumptions for the valuation of Restricted Common Units (“RCUs”) and Performance Common Units (“PCUs”) have been disclosed in Note 19 “Share-Based Compensation” in the annual audited consolidated financial statements for the year ended December 31, 2016.

On April 3, 2017, the Partnership granted to its executives 26,097 RCUs and 26,097 PCUs in accordance with its 2015 Plan. The RCUs and PCUs will vest on April 3, 2020. The holders are entitled to cash distributions that will be accrued and settled on vesting.

			Fair value at
Awards	Number	Grant date	grant date
RCUs	26,097	April 3, 2017	$23.85
PCUs	26,097	April 3, 2017	$23.85

In accordance with the terms of the 2015 Plan, the awards will be settled in cash or in common units at the sole discretion of the board of directors or such committee as may be designated by the board to administer the 2015 Plan. These awards have been treated as equity settled because the Partnership has no present obligation to settle them in cash.

Fair value

The fair value of the RCUs and PCUs in accordance with the Plan was determined by using the grant date closing price of $23.85 per common unit and was not further adjusted since the holders are entitled to cash distributions.

Movement in RCUs and PCUs during the period

The summary of RCUs and PCUs is presented below:

		Weighted
	Number of	average	Aggregate
	awards	contractual life	fair value
RCUs
Outstanding as of January 1, 2017	41,924	1.84	820
Granted during the period	26,097	—	622
Outstanding as of September 30, 2017	68,021	1.64	1,442
PCUs
Outstanding as of January 1, 2017	41,924	1.84	820
Granted during the period	26,097	—	622
Outstanding as of September 30, 2017	68,021	1.64	1,442

The total expense recognized in respect of equity-settled employee benefits for the three and nine months ended September 30, 2017 was $243 and $614, respectively (for the three and nine months ended September 30, 2016: $138 and $342, respectively). The total accrued cash distribution as of September 30, 2017 is $358 (December 31, 2016: $182).

15. Commitments and Contingencies

Future gross minimum revenues receivable upon collection of hire under non-cancellable time charter agreements for vessels in operation as of September 30, 2017 are as follows (30 off-hire days are assumed when each vessel will undergo scheduled dry-docking; in addition, early delivery of the vessels by the charterers or any exercise of the charterers’ options to extend the terms of the charters are not accounted for):

Period	September 30, 2017
Not later than one year	270,976
Later than one year and not later than three years	347,231
Later than three years and not later than five years	127,504
More than five years	136,715
Total	882,426

In April and May 2017, GasLog LNG Services entered into agreements in relation to investments in certain of the Partnership and GasLog’s vessels, with the aim of enhancing their operational performance. Commitments relating to these agreements for the Partnership, without including additional estimated costs for which no agreement has been signed as of September 30, 2017, are as follows:

Period	September 30, 2017
Not later than one year	17,554
Total	17,554

On September 19, 2017, GasLog Partners entered into an agreement to acquire 100% of the shares in the entity that owns and charters the Solaris from GasLog. The Solaris is a 155,000 cbm tri-fuel diesel electric (“TFDE”) LNG carrier built in 2014 which is chartered to Royal Dutch Shell plc (“Shell”) through June 2021. The aggregate purchase price for the acquisition was $185,900, which included $1,000 for positive net working capital balances transferred with the vessel. The acquisition was completed on October 20, 2017 (Note 16).

Following the acquisition of (i) the Methane Rita Andrea and the Methane Jane Elizabeth and (ii) the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally, the Partnership, through its subsidiaries (i) GAS-sixteen Ltd. and GAS-seventeen Ltd. and (ii) GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd., respectively, is counter guarantor for the acquisition from BG Group plc of 83.33% of depot spares with an aggregate value of $6,000, of which $660 have been purchased and paid as of September 30, 2017 by GasLog. These spares are expected to be acquired before the end of the initial term of the charter party agreements.

Various claims, suits and complaints, including those involving government regulations, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, environmental claims, agents and insurers and from claims with suppliers relating to the operations of the Partnership’s vessels. Currently, management is not aware of any such claims or contingent liabilities requiring disclosure in the consolidated financial statements.

16. Subsequent Events

In the period from October 1, 2017 through October 3, 2017, GasLog Partners issued and received payment for an additional 130,220 common units at a weighted average price of $23.26 per unit for total net proceeds of $2,991 through its ATM Programme. The issuance of these units fulfilled contractual commitments entered into on or before September 30, 2017. In connection with the issuance of common units during this subsequent period, the Partnership also issued 2,658 general partner units to its general partner in order for GasLog to retain its 2.0% general partner interest. The net proceeds from this issuance of general partner units were $62.

On October 20, 2017, GasLog Partners completed the acquisition from GasLog of 100% of the shares in the entity that owns and charters the Solaris, a 155,000 cbm TFDE LNG carrier built in 2014 which is chartered to Shell through June 2021, for an aggregate purchase price of $185,900.

On October 25, 2017, the board of directors of GasLog Partners approved and declared a quarterly cash distribution of $0.5175 per common unit for the quarter ended September 30, 2017. The cash distribution is payable on November 10, 2017, to all unitholders of record as of November 6, 2017. The aggregate amount of the declared distribution will be $22,305 based on the number of units issued and outstanding as of September 30, 2017.

APPENDIX A

Supplemental Non-GAAP Partnership Performance Information and Reconciliation Tables

Our IFRS Common Control Reported Results are derived from the consolidated financial statements of the Partnership. The non-GAAP Partnership Performance Results presented below exclude amounts related to GAS-seven Ltd., the owner of the GasLog Seattle, GAS-eleven Ltd., the owner of the GasLog Greece, and GAS-thirteen Ltd., the owner of the GasLog Geneva, for the periods prior to their transfers to the Partnership on November 1, 2016, May 3, 2017 and July 3, 2017, respectively. While such amounts are reflected in the Partnership’s unaudited condensed consolidated financial statements because the transfers to the Partnership were accounted for as reorganizations of entities under common control under IFRS, GAS-seven Ltd., GAS-eleven Ltd. and GAS-thirteen Ltd. were not owned by the Partnership prior to their respective transfers to the Partnership in November 2016, May 2017 and July 2017, and accordingly the Partnership was not entitled to the cash or results generated in the periods prior to such transfers. The Partnership believes these measures provide meaningful supplemental information to both management and investors regarding the financial and operating performance of the Partnership which is necessary to understand the underlying basis for the calculations of the quarterly distribution and the earnings per unit, which similarly exclude the results of vessels acquired prior to their transfers to the Partnership.

These non-GAAP financial measures should not be viewed in isolation or as substitutes to the equivalent GAAP measures presented in accordance with IFRS, but should be used in conjunction with the most directly comparable IFRS Common Control Reported Results.

	Partnership Performance Results
	For the three months ended		For the nine months ended
(All amounts expressed in thousands of U.S. dollars)	September 30, 2016	September 30, 2017	September 30, 2016	September 30, 2017
Revenues	51,452	73,277	150,446	192,852
Vessel operating costs	(10,822)	(15,046)	(32,634)	(39,523)
Voyage expenses and commissions	(644)	(919)	(2,135)	(2,420)
Depreciation	(11,116)	(15,580)	(33,168)	(41,408)
General and administrative expenses	(2,752)	(3,783)	(8,426)	(10,134)
Profit from operations	26,118	37,949	74,083	99,367
Financial costs	(7,333)	(12,289)	(21,766)	(31,359)
Financial income	84	311	126	656
Loss on interest rate swaps	—	(672)	—	(2,985)
Total other expenses, net	(7,249)	(12,650)	(21,640)	(33,688)
Partnership’s profit for the period	18,869	25,299	52,443	65,679

Reconciliation of IFRS Common Control Reported Results in our Financial Statements to Partnership Performance Results:

	For the three months ended September 30, 2016
(All amounts expressed in thousands of U.S. dollars)	Results attributable to GasLog	Partnership Performance Results	IFRS Common Control Reported Results
Revenues	14,581	51,452	66,033
Vessel operating costs	(2,714)	(10,822)	(13,536)
Voyage expenses and commissions	(205)	(644)	(849)
Depreciation	(2,960)	(11,116)	(14,076)
General and administrative expenses	(378)	(2,752)	(3,130)
Profit from operations	8,324	26,118	34,442
Financial costs	(4,916)	(7,333)	(12,249)
Financial income	5	84	89
Loss on interest rate swaps	(2,244)	—	(2,244)
Total other expenses, net	(7,155)	(7,249)	(14,404)
Profit for the period	1,169	18,869	20,038

A-1

	For the three months ended September 30, 2017
(All amounts expressed in thousands of U.S. dollars)	Results attributable to GasLog	Partnership Performance Results	IFRS Common Control Reported Results
Revenues	162	73,277	73,439
Vessel operating costs	(20)	(15,046)	(15,066)
Voyage expenses and commissions	(2)	(919)	(921)
Depreciation	(31)	(15,580)	(15,611)
General and administrative expenses	(4)	(3,783)	(3,787)
Profit from operations	105	37,949	38,054
Financial costs	(30)	(12,289)	(12,319)
Financial income	—	311	311
Loss on interest rate swaps	—	(672)	(672)
Total other expenses, net	(30)	(12,650)	(12,680)
Profit for the period	75	25,299	25,374

	For the nine months ended September 30, 2016
(All amounts expressed in thousands of U.S. dollars)	Results attributable to GasLog	Partnership Performance Results	IFRS Common Control Reported Results
Revenues	35,941	150,446	186,387
Vessel operating costs	(6,791)	(32,634)	(39,425)
Voyage expenses and commissions	(495)	(2,135)	(2,630)
Depreciation	(7,348)	(33,168)	(40,516)
General and administrative expenses	(801)	(8,426)	(9,227)
Profit from operations	20,506	74,083	94,589
Financial costs	(8,396)	(21,766)	(30,162)
Financial income	5	126	131
Loss on interest rate swaps	(6,136)	—	(6,136)
Total other expenses, net	(14,527)	(21,640)	(36,167)
Profit for the period	5,979	52,443	58,422

	For the nine months ended September 30, 2017
(All amounts expressed in thousands of U.S. dollars)	Results attributable to GasLog	Partnership Performance Results	IFRS Common Control Reported Results
Revenues	25,071	192,852	217,923
Vessel operating costs	(4,045)	(39,523)	(43,568)
Voyage expenses and commissions	(313)	(2,420)	(2,733)
Depreciation	(4,919)	(41,408)	(46,327)
General and administrative expenses	(336)	(10,134)	(10,470)
Profit from operations	15,458	99,367	114,825
Financial costs	(4,739)	(31,359)	(36,098)
Financial income	13	656	669
Loss on interest rate swaps	—	(2,985)	(2,985)
Total other expenses, net	(4,726)	(33,688)	(38,414)
Profit for the period	10,732	65,679	76,411

A-2